Exhibit 99.1

Itaú Corpbanca and Subsidiaries Consolidated Financial Statements for the periods ended September 30, 2016 and 2015 and December 31, 2015

Ch$	=	Figures expressed in Chilean pesos.

MCh$	=	Figures expressed in millions of Chilean pesos.

US$	=	Figures expressed in US dollars.

ThUS$	=	Figures expressed in thousands of US dollars.

MUS$	=	Figures expressed in millions of US dollars.

COP$	=	Figures expressed in Colombian pesos.

MCOP$	=	Figures expressed in millions of Colombian pesos.

UF	=	Figures expressed in Unidades de Fomento (a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index).

Itaú-CorpBanca and Subsidiaries – Consolidated Financial Statements – September 30, 2016

Itaú CorpBanca and Subsidiaries
Consolidated Statements of Financial Position
(In millions of Chilean pesos - MCh$)

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú CorpBanca and Subsidiaries
Consolidated Statements of Income for the Period For the Periods Ended
(In millions of Chilean pesos - MCh$)

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú CorpBanca and Subsidiaries
Consolidated Statements of Other Comprehensive Income for the Period
For the Periods Ended
(In millions of Chilean pesos - MCh$)

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú CorpBanca and Subsidiaries
Statements of Changes in Equity
For the periods ended September 30, 2016 and 2015 and December 31, 2015
(In millions of Chilean pesos—MCh$—except for the number of shares)

(a)
Given the business combination (reverse acquisition under IFRS 3), the legal capital of the legal acquirer must be reflected retroactively and, therefore, this adjustment reflects the elimination for presentation purposes of the legal capital of Banco Itaú Chile (See Note 2).

(b)	This adjustment is to recognize the legal capital of CorpBanca, for presentation purposes, thus fulfilling the information requirements in IFRS 3 described in letter a) above.
(c)	For more information on the transaction, see Note 2, section "Business Combination of Banco Itaú Chile and CorpBanca".

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú CorpBanca and Subsidiaries
Consolidated Statements of Cash Flows
(In millions of Chilean pesos - MCh$)

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú CorpBanca and Subsidiaries
Explanatory Notes to the Consolidated Financial Statements
As of September 30, 2016 and 2015 and December 31, 2015
(In millions of Chilean pesos, except for the number of shares)
Note 1 -  General Information and Summary of Significant Accounting Policies
General Information – Itaú CorpBanca and Subsidiaries

Itaú CorpBanca is a corporation incorporated under the laws of the Republic of Chile and regulated by the Superintendency of Banks and Financial Institutions (SBIF). It was formed on April 1, 2016, from the merger of Banco Itaú Chile and CorpBanca (the latter is the legal successor)1.

After the merger, the ownership structure was as follows: Itaú Unibanco (33.58%), CorpGroup and subsidiaries (33.13%) and minority shareholders (33.29%). Itaú Unibanco is the Bank's sole controlling shareholder. In this context, and notwithstanding the foregoing, Itaú Unibanco and CorpGroup signed a shareholder agreement that regulates aspects such as corporate governance, dividends, share transfers, liquidity and other matters.

Itaú CorpBanca is headquartered in Chile, and it also has operations in Colombia and Panama. In addition, it has a branch in New York and a representation office in Madrid2. It has total consolidated assets of MCh$30,145,975 (MUS$45,801) and capital of MCh$3,428,805 (MUS$5,209). Itaú CorpBanca offers universal banking products targeted toward large and medium-sized companies and retail customers. The merged bank is the fourth largest private bank in
Chile, and a banking platform for future expansion throughout Latin America, specifically in Chile, Colombia, Peru and Central America.

The legal domicile of Itaú CorpBanca is Rosario Norte N° 660, Las Condes, Santiago, Chile and its website is www.itau.cl

The Consolidated Financial Statements of Itaú CorpBanca for the period ended September 30, 2016, were approved by the Board of Directors on October 26, 2016.

i) History of the Merged Banks: Banco Itaú Chile

Banking corporation formed by public instrument on November 8, 2006, signed before Santiago notary José Musalem Saffie under the name BankBoston (Chile).

BankBoston (Chile)'s banking license was granted by the SBIF in ruling 140 dated November 15, 2006, which also approved its bylaws and operations. The banking and operating license and a summary of its bylaws issued by the SBIF were recorded in the Santiago Commerce Registry in 2006 on page 47,742, number 34,050 and published in Official Gazette No. 38,626 on November 29, 2006.

The entity's name was changed from BankBoston (Chile) to Banco Itaú Chile, as recorded in a public instrument dated February 26, 2007, signed before Santiago notary José Musalem Saffie and approved by Ruling 14 dated February 26, 2007, from the SBIF, which was recorded in the Santiago Commerce Registry in 2007 on page 8,952, number 6,551 and published in the Official Gazette on February 28, 2007.

1 The business combination was a “reverse acquisition” as established in IFRS 3, in which Banco Itaú Chile is the successor for accounting purposes and CorpBanca is the legal successor. For more information on the transaction, see Note 2, Section 2.
2 None of the markets where Itaú-Corpbanca and its subsidiaries operate have a hyperinflationary economy.

CorpBanca

The oldest private bank in Chile, it was founded as Banco de Concepción in 1871 by a group of residents of the city of Concepción led by Aníbal Pinto, who would later become President of Chile. In 1971, control of the Bank was transferred to the Chilean Development Corporation (Corporación de Fomento de la Producción or CORFO). That same year, it acquired Banco Francés and Banco Italiano in Chile, which enabled it to expand to Santiago. Between 1972 and 1975, the Bank acquired Banco de Chillán and Banco de Valdivia. In November 1975, CORFO sold its shares of the Bank to private investors, who took control of the Bank in 1976. In 1980, its name changed to Banco Concepción.

In 1983, Banco Concepción came under the control of the Chilean Superintendency of Banks, until 1986 when it was acquired by the National Mining Society (Sociedad Nacional de Minería or SONAMI). At this point, the Bank took a special interest in financing small and medium-sized mining interests, increasing its capital and selling part of its high-risk portfolio to the Chilean Central Bank.

In 1996, a group of investors led by Álvaro Saieh Bendeck acquired a majority interest in Banco Concepción. Following this change of ownership, the new controller took significant measures to improve risk management, enhance operating efficiency and expand operations. These measures included strict provisioning, cost reductions, technological enhancements and increases in productivity. As part of these efforts, the Bank changed its name to “CorpBanca” and assembled a team of directors and executives with broad experience in the Chilean financial services industry.

Since 1998, the Bank has considerably expanded its operations both through organic growth and by acquiring the consumer loan divisions of Corfinsa de Banco Sud Americano (presently Scotiabank Chile) and Financiera Condell S.A. In this context, it also began international expansion efforts in 2009 by opening a branch in New York, followed by a representation office in Madrid in 2011. It then acquired the Colombian banking subsidiary of Banco Santander España during the first half of 2012, which is now called Banco CorpBanca Colombia S.A.

In 2012, CorpBanca began a regional expansion process by acquiring the Colombian banking subsidiary of Banco Santander España (completed in the first half of 2012), currently known as Banco CorpBanca Colombia S.A. and later in 2013 by acquiring Helm Bank, making it the first Chilean bank with foreign banking subsidiaries. This process was furthered by the recent merger of CorpBanca and Banco Itaú Chile and the upcoming business combination of its Colombian banking operations.

In line with its growth and international expansion strategies, CorpBanca Colombia merged with Helm Bank S.A. on June 1, 2014, taking control of the bank and its subsidiaries. In addition to acquiring up to 100% of the shares of Helm Bank and its controlled subsidiaries, this transaction also involved the direct acquisition by CorpBanca (Chile) of an 80% interest in Helm Corredor de Seguros S.A.

Since 2004, CorpBanca has been regulated by the United States Securities and Exchange Commission ("SEC") because it is listed on the New York Stock Exchange ("NYSE") through an American Depository Shares ("ADS") program.

ii) Itaú CorpBanca Today

As of August 31, 2016, according to the Chilean Superintendency of Banks and Financial Institutions, Itaú CorpBanca was the fourth largest private bank in Chile in terms of loans, with a market share of 11.9%.

As of July 31, 2016, according to the Colombian Financial Superintendency, CorpBanca Colombia was the sixth largest bank in Colombia in terms of total loans and total deposits, as reported under local accounting and regulatory requirements. As of that date, it had market share in loans of 5.9%.

iii) Itaú CorpBanca and Subsidiaries

Itaú CorpBanca must prepare Consolidated Financial Statements that include its subsidiaries and its foreign branch, as well as investments in banking support subsidiaries, among others.

The Bank does business in the following domestic and foreign markets:

Summary of Significant Accounting Policies

a) Accounting Periods Covered

These Consolidated Financial Statements cover the periods ended September 30, 2016 and 2015 and December 31, 2015.

b) Basis of Preparation of the Consolidated Financial Statements

These Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the SBIF. The SBIF is the regulator that, in accordance with Article No. 15 of the General Banking Law, establishes that banks must use the accounting principles mandated by it and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to international accounting standards and international financial reporting standards (IFRS) as agreed upon by the International Accounting Standards Board (IASB). Should any discrepancies arise between these accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standards), the latter shall take precedence.

The notes to the Consolidated Financial Statements contain information in addition3 to that presented in the Consolidated Statements of Financial Position, the Consolidated Statements of Income for the Period, the Consolidated Statements of Other Comprehensive Income for the Period, the Consolidated Statements of Changes in Equity and the Consolidated Statements of Cash Flows. These notes provide clear, relevant, reliable and comparable narrative descriptions and details on these statements.

In accordance with Chapter C-2 Interim Statements of Financial Position of the SBIF Compendium of Accounting Standards, the notes contained in these financial statements have been prepared in accordance with International Accounting Standard No. 34 Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).

IAS 34 establishes that interim financial reporting is prepared mainly with the intent to update the contents of the most recent annual Consolidated Financial Statements, placing emphasis on the new activities, events and circumstances that have occurred during the three-month period following the most recent period end and not duplicating the information published previously in the most recent Consolidated Financial Statements.

As a result, these financial statements do not include all of the information required in the complete Consolidated Financial Statements prepared in accordance with international accounting and financial reporting standards issued by the IASB. Therefore, to properly understand the information included in these financial statements, they should be read together with the annual Consolidated Financial Statements of Banco Itaú Chile and subsidiaries and of CorpBanca and subsidiaries for the immediately preceding period4, as well as the consolidated financial statements as of June 2016, the merged Bank's first consolidated financial statements.

c) Consolidation Criteria

These Consolidated Financial Statements include the preparation of the separate (individual) financial statements of the Bank and the diverse companies (controlled entities and subsidiaries) that are consolidated as of September 30, 2016 and 2015, and December 31, 2015, and include any adjustments and reclassifications necessary to standardize the accounting policies and valuation criteria applied by the Bank in accordance with the standards stipulated by the SBIF Compendium of Accounting Standards.

3 Note 2 “Financial Statement Presentation, Business Combination and Accounting Changes” includes a detailed explanation of accounting information for the current and comparative periods, as well as pro forma information to better understand and compare the merged banks.
4 Information available at www.itau.cl.

Intercompany balances and any unrealized income or expenses that arise from group intercompany transactions are eliminated in preparing the Consolidated Financial Statements.

The same accounting policies, presentation and calculation methods applied in preparing the Group's financial statements for the year ended December 31, 2015, were used in these consolidated interim financial statements, except for any possible amendments to the standards in letter l) below.

For consolidation purposes, the financial statements of the New York companies have been converted to Chilean pesos at the exchange rate of Ch$658.20 per US$1 as of September 30, 2016 (Ch$696.33 per US$1 as of September 30, 2015, and Ch$710.08 per US$1 as of December 31, 2015). The Colombian subsidiaries have used the exchange rate of Ch$0.2282 per COP$1 as of September 30, 2016, (Ch$0.2265 per COP$1 as of September 30, 2015 and Ch$0.2266 per COP$1 as of December 31, 2015) in accordance with International Accounting Standard 21, regarding the valuation of foreign investments in economically stable countries.

The assets, liabilities, operating income and expenses of subsidiaries net of consolidation adjustments represent 26%, 29%, 38% and 40%, respectively, of the total assets, liabilities, income and expenses of consolidated operations as of September 30, 2016 (0%, 0%, 8% and 16% in December 2015 and 0%, 0%, 8% and 17% in June 2015).

d) Controlled Entities

Regardless of the nature of its involvement in an entity (the investee), Itaú CorpBanca will determine whether it is a controller by assessing its control over the investee.

The Bank controls an investee when it has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.

Therefore, the Bank controls an investee if and only if it has all of the following elements:

a) Power over the investee, i.e. existing rights that give it the ability to direct the relevant activities of the investee (the activities that significantly affect the investee’s returns);

b) Exposure, or rights, to variable returns from its involvement with the investee;

c) The ability to use its power over the investee to affect the amount of the investor’s returns.

When the Bank has less than the majority of voting rights in an investee, but these voting rights are sufficient to give it the practical ability to unilaterally direct the investee's relevant activities, the Bank is determined to have control. The Bank considers all relevant factors and circumstances in evaluating whether voting rights are sufficient to obtain control, including:

•	The size of the Bank's holding of voting rights relative to the size and dispersion of holdings of other vote holders.
•	Potential voting rights held by the investor, other vote holders or other parties.
•	Rights from other contractual agreements.
●  Any additional facts and circumstances that indicate that the investor has, or does not have, the current ability to direct the relevant activities when decisions need to be made, including voting behavior patterns in prior shareholder meetings.

The Bank reevaluates whether or not it has control in an investee if the facts and circumstances indicate that there have been changes in one or more of the elements of control listed above.

The financial statements of controlled companies are consolidated with those of the Bank using the global integration method (line by line). Using this method, all balances and transactions between consolidated companies have been eliminated upon consolidation. The Consolidated Financial Statements include all assets, liabilities, equity, income, expenses, and cash flows from the controller and its subsidiaries presented as if they were one sole economic entity. A controller prepares consolidated financial statements using uniform accounting policies for similar transactions and other events under equivalent circumstances.

It also presents non-controlling interests in the Consolidated Statement of Financial Position, within the equity item “non-controlling interest”, separately from the equity of the Bank's owners. Changes in a parent's ownership interest in a subsidiary that do not result in a loss of control are equity transactions (i.e. transactions with the owners in their role as such).

An entity shall attribute profit for the period and each component of other comprehensive income to the owners of the parent company and the non-controlling interests.

The entity shall also attribute total comprehensive income to the owners of the parent company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The following table details the entities over which Itaú CorpBanca has the ability to exercise control and, therefore, the entities that it consolidates:123
4567

Associates and Banking Support Companies

Associates are entities over which the Bank has the capacity to exercise significant influence, but not control or joint control. Usually, this capacity manifests itself through an ownership interest equal to or greater than 20% of the entity's voting rights and is valued using the equity method. According to the equity method, investments are initially recorded at cost and subsequently increased or decreased to reflect the Bank's share of the company's net profit or loss and other movements in the investee's equity. Any goodwill arising from the acquisition of a company is included in the investment's book value, net of accumulated impairment losses.
Other factors considered in determining whether there is significant influence over an entity include representation on the Board of Directors and the existence of material transactions. Such factors could determine the existence of significant influence over an entity, despite holding less than 20% of the voting rights.
_______________________________
5 Companies regulated by the Chilean Superintendency of Securities and Insurance (SVS).
6 Companies regulated by the Superintendency of Banks and Financial Institutions (SBIF).
7 Companies regulated by the Colombian Financial Superintendency, which has a supervision agreement with the SBIF.
8 Company regulated by the Superintendency of Banks of Panama.
9 Company regulated by the Superintendency of the Securities Market of Panama.
10 On April 21, 2016, the corporate name of Corpbanca Asesorías Financieras S.A. was changed to Itaú.
11 Company classified and presented as a non-current asset held for sale in accordance with IFRS 5.

Investments in Other Companies

Shares or rights in other companies are those in which the Bank does not have control or significant influence. These interests are recorded at purchase value (historical cost).

Joint Arrangements

Joint arrangements are contractual agreements through which two or more parties undertake an economic activity that is subject to joint control. Joint control exists when decisions about the relevant activities require the unanimous consent of the parties sharing control.

In accordance with IFRS 11 “Joint Arrangements”, an entity shall determine the type of joint arrangement in which it is involved by classifying it as either:

• a joint operation, or
• a joint venture.

A joint operation is a joint arrangement where the parties that have joint control over the arrangement have rights to assets, and obligations for liabilities, related to the arrangement. These parties are called joint operators.

A joint venture is a joint arrangement where the parties that have joint control of the arrangement have rights to the net assets of the arrangement. These parties are called joint venturers.

As of September 30, 2016 and 2015 and December 31, 2015, the Bank does not participate in any joint arrangements.

Asset Management, Trust Business and Other Related Businesses

The Bank and its subsidiaries manage assets held in common investment funds and other investment products on behalf of investors and receive market-rate compensation for services provided. The resources managed belong to third parties and, therefore, are not included in the Statement of Financial Position.

In accordance with IFRS 10 “Consolidated Financial Statements”, for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent8 or Principal. This evaluation must take into account the following elements:

• Scope of its decision-making authority over the investee.
• Rights held by other parties.
• Remuneration it is entitled to in accordance with the remuneration agreement.
•	Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trust businesses or other entities related to this type of business. Itaú CorpBanca and its subsidiaries manage funds on behalf of and for the benefit of investors, acting solely as an Agent. The assets managed by Itaú Chile Administradora General de Fondos S.A., CorpBanca Administradora General de Fondos S.A., CorpBanca Investment Trust Colombia S.A. and Helm Fiduciaria are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control these operations when they exercise their decision-making authority. Therefore, as of September 30, 2016 and 2015, and December 31, 2015, they act as agents and, therefore, none of these investment vehicles are consolidated.

_______________________________
12According to IFRS 10, an agent is a party primarily engaged to act on behalf of and for the benefit of another party or parties (the principal or principals) and, therefore, does not control the investee when it exercises decision-making authority.

e) Non-controlling Interests

This represents the portion of the profits and net assets not owned by the Bank, directly or indirectly. It is shown as a separate item in the Consolidated Statements of Income and Comprehensive Income and within equity in the Consolidated Statement of Financial Position, separately from equity attributable to the Bank's owners.

Non-controlling interest that corresponds to equity, which includes profit for the period and comprehensive income, of subsidiaries and controlled entities not directly or indirectly attributable to the controller.

f) Use of Estimates and Judgment

In preparing these Consolidated Financial Statements, the Bank’s management has made certain estimates, judgments and assumptions that affect the application of accounting policies and reported balances of assets and liabilities, disclosures of contingent assets and liabilities as of period end, and reported values of income and expenses during the period. Real results could differ from these estimated amounts.

Relevant estimates and assumptions are reviewed regularly by management in order to quantify certain assets, liabilities, income and expenses. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future period that is affected.

In certain cases, SBIF Standards and generally accepted accounting principles require assets and liabilities to be recorded and/or disclosed at fair value. Fair value is the amount at which an asset can be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. When market prices in active markets are available, they have been used as a valuation basis. When market prices in active markets are not available, the Bank estimates these values based on the best information available, including the use of models or other valuation techniques.

The Bank has established provisions to cover possible loan losses in accordance with SBIF regulations. In estimating provisions, these regulations require provisions to be regularly evaluated, taking into consideration factors such as changes in the nature and size of the loan portfolio, forecasted portfolio trends, loan quality and economic conditions that may affect debtor payment capacity. Changes in loan loss allowances are presented as “Credit Risk Provisions” in the Consolidated Statement of Income.

Loans are charged off when management determines that the loan or a portion of the loan cannot be collected in accordance with SBIF regulations in Chapter B-2 "Impaired or Charged-Off Loans." Credit risk provisions are reduced to record charge-offs.

In particular, information regarding more significant areas of estimates of uncertainties and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Consolidated Financial Statements are described in the following notes:

• Useful life of material and intangible assets (Notes 9 and 22)
• Valuation of goodwill (Notes 8, 9 and 22)
• Credit risk provisions (Notes 6, 7 and 19)
• Fair value of financial assets and liabilities (Note 24)
• Contingencies and commitments (Note 13).
• Impairment losses for certain assets (Notes 6, 7 and 22)
• Current and deferred taxes (Note 10)
• Consolidation perimeter and evaluation of control (Note 1, letter c)).
During the nine months ended September 30, 2016, there have been no significant changes in the estimates made as of year-end 2015 (or as of the most recent quarter—the first consolidated financial statements of the merged Bank) that differ from those included in these Consolidated Financial Statements.

g) Business Combination and Goodwill

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured as the sum of the consideration transferred, measured at fair value as of the acquisition date, and any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at its fair value or on the basis of its proportionate interest in the identifiable net assets of the acquiree. Acquisition costs incurred are charged to profit or loss and include administrative expenses.

When Itaú CorpBanca and its controlled entities or subsidiaries (the Group) acquires a business, they evaluate the identifiable assets acquired and the liabilities assumed to determine proper classification and designation on the basis of the contractual conditions, economic circumstances and other pertinent conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If business combinations are achieved in stages (which is not the case for Itaú CorpBanca and subsidiaries), the acquirer's preexisting interest in the acquiree measured at fair value as of the respective acquisition date, is remeasured at fair value as of the acquisition date on which control is obtained and the resulting gain or loss is recorded in earnings.

Any contingent consideration to be transferred by the acquirer shall be recognized at fair value as of the acquisition date.

Subsequent changes in the fair value of a contingent consideration that are not the result of measurement period adjustments will be accounted for as follows:

(a) If the contingent consideration is classified as an equity instrument, it should not be remeasured and its final liquidation should be recorded in equity.

(b) Other contingent considerations that:

(i) are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” should be measured at fair value as of the presentation date and any changes in fair value should be recognized in profit or loss for the year in accordance with IAS 39.

(ii) do not fall within the scope of IAS 39 should be measured at fair value as of the presentation date and any changes in fair value should be recognized in profit or loss for the year.

Goodwill, defined as the difference between the consideration transferred and the amount recognized for the non-controlling interest in the net identifiable assets acquired and liabilities assumed, is measured initially at cost. If this consideration is less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in profit or loss as of the acquisition date.

After initial recognition, goodwill is measured at cost less any accumulated impairment loss. After testing for impairment, goodwill acquired in a business combination is allocated, as of the acquisition date, to each of the Group’s cash generating units (CGU) that are expected to benefit from the combination, regardless of whether other of the acquiree's assets or liabilities are allocated to these units.

When goodwill is allocated to a CGU and an operation within that unit is sold, the goodwill associated with that operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill that is derecognized under such circumstances is measured on the basis of the relative values of the operation disposed of and the retained portion of the CGU.
See Note 2 “Business Combination of Banco Itaú Chile and CorpBanca”.

h) Non-Current Assets Held for Sale

Non-current assets (or disposal groups made up of assets and liabilities) that are expected to be recovered primarily through sale instead of through continued use are classified as held for sale. Immediately before being classified as such, the assets (or elements of a disposal group) are remeasured in accordance with the Bank's accounting policies. From this time forward, assets (or disposal groups) are measured at the lesser of carrying amount and fair value less costs to sell.

Impairment losses after the initial classification of assets held for sale and gains and losses after revaluation are recognized in profit or loss. Gains are not recognized if they exceed any accumulated loss.

As of September 30, 2016, the Bank includes the values related to the investment in SMU CORP S.A. in “Non-current assets classified as held for sale” and “Liabilities directly associated with non-current assets held for sale” (in other assets and liabilities), after evaluating the requirements in IFRS 5 for classifying it as a non-current asset available for sale. This company is a subsidiary that was acquired exclusively for resale. Its assets and liabilities are valued at MCh$18,317 and MCh$17,426, respectively.

The investment is available for immediate sale in its current condition and the sale is considered highly likely as the Bank's senior management is committed to the sale. The Bank has no intention of changing its mind regarding this sale and, therefore, has already begun the process of identifying a buyer, which it expects to conclude within a year.

As of December 31, 2015, the Bank did not have any non-current assets held for sale.

i) Relative Importance

In determining disclosures about different financial statement items and other matters, in accordance with IAS 34 “Interim Financial Reporting”, the Bank has considered the relative importance of these items with respect to the financial statements for the period.

j) Seasonal or Cyclical Nature of Interim Transactions:

The activities carried out by the Bank and its subsidiaries are not seasonal or cyclical in nature. As a result, no specific disclosures have been included in the notes to the Consolidated Financial Statements for the period ended September 30, 2016.

k) Uniformity

The accounting policies used in preparing these Financial Statements are materially consistent with the audited annual Financial Statements as of December 31, 2015, as well as with the most recent quarter (the first consolidated financial statements of the merged Bank) except for the adoption of any amended standards (see letter l) below).

l) New Accounting Pronouncements

•	SBIF Rulings

Between January 1, 2016, and the date of issuance of these Consolidated Financial Statements, the following new accounting or related pronouncements have been issued by the SBIF:

Bank Ruling No. 3,573 of December 30, 2014, Compendium of Accounting Standards. Chapters B-1, B-2 and E. Establishes standard method for residential mortgage loans to be applied beginning January 1, 2016. It also supplements and specifies instructions on provisions and loans in the impaired portfolio. The SBIF subsequently issued complementary rulings 3,584 and 3,598.

The application of this new standard (considered a change in accounting estimate), generated the following impact (gross values) as of the end of January 2016 (the first month of application):

	January 2016
	Banco Itaú	CorpBanca
	MCh$	MCh$
Mortgage loan provisions	2,780	4,194

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the Consolidated Financial Statements for the period. (See Note 2 Accounting Changes).

Bank Ruling No. 3,583 of May 25, 2015, Compendium of Accounting Standards. Chapter C-3. Student Loans. Modifies and supplements instructions.
In the accounting information sent monthly to the SBIF, student loans other than higher education loans regulated by Law 20,027 shall also be disclosed, like the latter, within "commercial loans" (before this ruling was issued they were classified as "consumer loans"). The amendments in this ruling take effect for information as of January 1, 2016.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the Consolidated Financial Statements for the period. (See Note 2 Accounting Changes).

Ruling No. 3,601 of February 18, 2016. Compendium of Accounting Standards. Chapter C-3. Supplementary Information. Adds instructions for reporting losses related to operational risk events.
In terms of quantification of operational risk and identification of exposure using the Basel guidelines, the SBIF has requested information from banks regarding losses incurred in annual reporting periods. To ensure that this information is regularly provided, the SBIF has decided to add the respective data to the supplementary information that must be sent each month in the MC1 and MC2 files. This requirement will apply for the first time for the MC1 and MC2 files as of March 31, 2016.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the Consolidated Financial Statements for the period. (See Note 2 Accounting Changes).

Ruling No. 3,604 of March 29, 2016. Compendium of Accounting Standards. Chapter B-3. Modifies the credit-equivalent percentage for unrestricted lines of credit.
This standard establishes that the credit equivalent for unrestricted lines of credit for debtors with no loan defaults can be set at 35% of the amount available (50% before this modification). This amendment will take effect in May 2016.

Applying this new standard led to a credit to profit (loss) of MCh$1,345 gross.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the Consolidated Financial Statements for the period. (See Note 2 Accounting Changes).

•	Accounting Standards Introduced by the International Accounting Standards Board (IASB)

a)	The following new standards and interpretations have been adopted in these Consolidated Financial Statements:

IFRS 14 Regulatory Deferral Accounts

On January 30, 2014, the IASB issued IFRS 14 “Regulatory Deferral Accounts”. This standard is applicable to first-time adopters of IFRS and for entities which are involved in rate-regulated activities and recognized regulatory deferral account balances under its previous generally accepted accounting principles. This standard requires separate presentation of regulatory deferral account balances in the Statement of Financial Position and Statement of Comprehensive Income. The effective date for adopting IFRS 14 is January 1, 2016.

The Bank’s management analyzed these amendments in detail, which are effective for entities applying IFRS for the first time for periods beginning on or after January 1, 2016, and therefore they did not significantly impact the financial statements for the period.

Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11).

On May 6, 2014, the IASB issued amendments to IFRS 11 “Joint Arrangements” to require an acquirer of an interest in a joint operation in which the activity constitutes a business (as defined in IFRS 3 “Business Combinations”) to:

•	Apply all of the business combinations accounting principles in IFRS 3 and other IFRS, except for those principles that conflict with the guidance in IFRS 11;

•	Disclose the information required by IFRS 3 and other IFRS for business combinations.

The amendments are effective for annual periods beginning on or after January 1, 2016. Earlier application is permitted but corresponding disclosures are required. The amendments apply prospectively.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period.

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38)

On May 12, 2014, the IASB published these amendments to provide additional guidance on how the depreciation or amortization of property, plant and equipment and intangible assets should be calculated. They are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period.

Equity Method in Separate Financial Statements (Amendments to IAS 27)

On August 12, 2014, the IASB issued these amendments to restore the option to use the equity method of accounting in separate financial statements for investments in subsidiaries, joint ventures and associates. The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is allowed. The amendments must be applied retroactively in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period.

Disclosure Initiative (Amendments to IAS 1)

On December 18, 2014, the IASB issued these amendments, which aim to explore opportunities to see how presentation and disclosure principles and requirements in existing standards can be improved. They are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period.

Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28)

On December 18, 2014, the IASB published these amendments to address issues that have arisen in the context of applying the consolidation exception for investment entities. These amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period.

Annual Improvements Cycle 2012-2014. The document covers the following standards:
•
IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: It adds specific guidance for cases in which an entity reclassifies an asset from held for sale to held for distribution to owners or vice versa and cases in which held-for-distribution accounting is discontinued.

•
IFRS 7 Financial Instruments: Disclosures: It adds additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required.

•
IAS 19 Employee Benefits: It clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid.

•	IAS 34 Interim Financial Reporting: Clarifies the meaning of 'elsewhere in the interim report' and requires a cross-reference.

These amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period.

b)	The following new standards and interpretations have been issued but are not yet in effect as of September 30, 2016:

IFRS 9 Financial Instruments. On November 12, 2009, the International Accounting Standards Board (IASB) issued IFRS 9 “Financial Instruments”. This standard introduces new requirements for classifying and measuring financial assets. It is effective for annual periods beginning on or after January 1, 2013, allowing early adoption. IFRS 9 specifies how an entity should classify and measure its financial assets. This standard requires that all financial assets be classified on the basis of an entity's business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are either measured at amortized cost or at fair value. Only those financial assets measured at amortized cost are tested for impairment. On October 28, 2010, the IASB published a revised version of IFRS 9 “Financial Instruments”.

This revised standard retains the requirements for classifying and measuring financial assets that were published in November 2009, but adds guidance on classifying and measuring financial liabilities. As part of the restructuring of IFRS 9, the IASB has also copied the guidance on derecognition of financial instruments and related implementation guidance from IAS 39 to IFRS 9. This new guidance concludes the first phase of the IASB's project to replace IAS 39. The other phases (impairment and hedge accounting) have not yet been finalized.

The guidance included in IFRS 9 regarding the classification and measurement of financial assets has not changed from that in IAS 39. In other words, financial liabilities will continue to be measured at either amortized cost or fair value through profit and loss. The concept of bifurcating derivatives incorporated in a contract for a financial asset has also not changed. Financial liabilities held for trading will continue to be measured at fair value through profit and loss and all other financial assets will be measured at amortized cost unless the fair value option is applied using the criteria currently existing in IAS 39.

Nevertheless, there are two differences with respect to IAS 39:
•	The presentation of the effects of changes in the fair value attributable to the credit risk of a liability; and
•	The elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity instruments.

On December 16, 2011, the IASB issued “Mandatory Effective Date and Transition Disclosures (Amendments to IFRS 9)”, deferring the effective date of the 2009 and 2010 versions to annual periods beginning on or after January 1, 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods that began on or after 2013. The amendments change the requirements for the transition from IAS 39 “Financial Instruments: Recognition and Measurement” to IFRS 9. Furthermore, the amendments also modify IFRS 7 “Financial Instruments: Disclosures” to add certain requirements in the reporting period in which the effective date of IFRS 9 is included.

IFRS 9 Financial Instruments (Hedge Accounting and Amendments to IFRS 9, IFRS 7 and IAS 32). On
November 19, 2013, the IASB issued this amendment, which includes a new general model for hedge accounting. This new model is more closely aligned with risk management activities, resulting in more useful information for financial statement users. It also changes the requirements for applying the fair value option for financial liabilities in order to address own credit risk. The improvement establishes that the effects of changes in a liability's credit risk should not affect profit or loss for the period unless the liability is held for trading; this amendment may be adopted early without applying the other provisions of IFRS 9. It also makes the effective date conditional upon the completion of the IFRS 9 project but allows early adoption.

IFRS 9 Financial Instruments. On July 24, 2014, the IASB issued the final version of IFRS 9, which contains the accounting requirements for financial instruments and supersedes IAS 39 “Financial Instruments: Recognition and Measurement”. The standard contains requirements in the following areas:

Classification and Measurement: Financial assets are classified on the basis of the business model in which they are held and contractual cash flow characteristics. The 2014 version of IFRS 9 introduces a measurement category known as “fair value through other comprehensive income" for certain debt instruments.  Financial liabilities are classified similarly to IAS 39 “Financial Instruments: Recognition and Measurement”, but there are differences in the requirements applicable to the measurement of an entity's own credit risk.

Impairment: The 2014 version of IFRS 9 introduces an “expected credit losses” model for measuring financial asset impairment. Therefore, a credit loss event does not need to occur before credit losses can be recognized.

Hedge Accounting: It introduces a new model that is designed to align hedge accounting more closely with risk management activities when they hedge exposure to financial and non-financial risk.

Derecognition: The requirements for derecognizing financial assets and liabilities are the same as the existing requirements in IAS 39 “Financial Instruments: Recognition and Measurement”.

IFRS 9 is effective for all annual periods beginning on or after January 1, 2018. Early adoption is allowed.

In accordance with SBIF instructions in section 12 of Chapter A-2 Limits or Specifications on the Use of General Criteria of the Compendium of Accounting Standards, this standard cannot be adopted early and, moreover, may not be applied until the SBIF makes use mandatory for all banks.

IFRS 15 Revenue from Contracts with Customers. On May 28, 2014, the IASB published IFRS 15, which provides a single, principles based five-step model to be applied to all contracts with customers: i) Identify the contract with the customer, ii) identify the performance obligations in the contract, iii) determine the transaction price, iv) allocate the transaction price to the performance obligations in the contracts, v) recognize revenue when (or as) the entity fulfills a performance obligation.

IFRS 15 must be applied in an entity's first annual IFRS financial statements for periods beginning on or after January 1, 2017. Application of the standard is mandatory and early adoption is allowed.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

IFRS 16 Leases. On January 13, 2016, the IASB published a new standard, IFRS 16 “Leases”. The new standard will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 “Leases” and related interpretations and is effective for periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 “Revenue from Contracts with Customers” has also been applied.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28). On September 11, 2014, the IASB published these amendments, which address the conflict between the requirements of IAS 28 “Investments in Associates and Joint Ventures” and IFRS 10 “Consolidated Financial Statements” and clarify the accounting for the sale or contribution of assets by an investor to its associate or joint venture, as follows:

•
they require full recognition in the investor's financial statements of gains and losses arising from the sale or contribution of assets that constitute a business (based on the definition in IFRS 3 Business Combinations),

•
they require the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognized only to the extent of the unrelated investors’ interests in that associate or joint venture.

On December 17, 2015, the IASB deferred the effective date for these amendments indefinitely.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12). On January 19, 2016, the IASB issued final amendments to IAS 12 “Income Taxes”. The amendments clarify the following aspects:

•
Unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument's holder expects to recover the carrying amount of the debt instrument by sale or by use.

•	The carrying amount of an asset does not limit the estimation of probable future taxable profits.
•	Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences
•
An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

The amendments are effective for annual periods beginning on or after January 1, 2017. Early adoption is allowed.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

Disclosure Initiative (Amendments to IAS 7) Issued on January 29, 2016, this initiative introduces additional requirements intended to address investors' concerns that financial statements currently do not provide an understanding of an entity's cash flows; particularly regarding the management of financing activities. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. Although no specific format is required to comply with the new requirements, the amendments include illustrative examples to show how an entity can fulfill the objective of these amendments.

The amendments are effective for annual periods beginning on or after January 1, 2017. Early adoption is allowed.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

Clarifications to IFRS 15 Revenue from Contracts with Customers. Issued on April 12, 2016, these amendments offer clarification and some alternatives for the transition process. The matters addressed are related to: Identifying performance obligations, principal versus agent considerations, and licensing.

These amendments are effective for annual periods beginning on or after January 1, 2018. Early adoption is allowed.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

Amendment to IFRS 2 Classification and Measurement of Share-Based Payment Transactions. Issued June 20, 2016, the amendments address the following matters:

•	Accounting for cash-settled share-based payment transactions that include a performance condition.
•	Classification of share-based payment transactions with net settlement features.
•	Modification of share-based payment transactions from cash-settled to equity-settled.

This amendment takes effect on January 1, 2018. It must be applied prospectively and early adoption is allowed.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

Note 2 - Financial Statement Presentation, Business Combination and Accounting Changes

1. Financial Statement Presentation

1.1 Consolidated Financial Statements

a.
Banco Itaú and CorpBanca completed a business combination on April 1, 2016 (reverse acquisition), which is described in detail in Section 2 “Business Combination of Banco Itaú Chile and CorpBanca” of this note.

b.
The Consolidated Financial Statements prepared after the reverse acquisition (from April 1, 2016 forward) will be issued under the name of the legal controller (the acquiree for accounting purposes, or CorpBanca, the merged entity, which will take the name Itaú CorpBanca), but they will be described in these notes as a continuation of the financial statements of the legal subsidiary (the acquirer for accounting purposes, or Banco Itaú) for comparative figures from 2015, and for the current period's comprehensive income for the period and other related items for the months January-March 2016, but for the April-September period those generated by Itaú CorpBanca, with an adjustment that will be made retroactively (see figure 2) to the legal capital of the acquirer for accounting purposes that reflects the legal capital of the acquiree for accounting purposes. That adjustment is required to reflect the capital of the legal controller (the acquiree for accounting purposes). This situation is detailed as follows (figure 1):

Figure 1: Equity of Merged Entity – Post Business Combination

(a)	Corresponds to Consolidated Financial Statements of CorpBanca and Subsidiaries (accounting acquiree, legal acquirer) as of March 31, 2016, basis for acquisition method under IFRS 3.
(b)	Corresponds to adjustments made in accordance with IFRS 3 to establish the fair value of the accounting acquiree.
(c)	Corresponds to the fair value of the accounting acquiree, detailed in section 2.
(d)	Corresponds to Consolidated Financial Statements of Banco Itaú and Subsidiaries (accounting acquirer, legal acquiree) as of March 31, 2016.
(e)	Corresponds to accounting reclassifications to establish the share capital of the merged entity.
(f)	Corresponds to the equity of the merged bank, which includes the fair value of the acquiree, the book value equity of the acquirer, and new share capital as explained in letter g) below.
(g)
Corresponds to new capital of the merged entity, which is comprised of 512,406,760,091 common shares with no par value that have been issued, subscribed and paid and total
Ch$1,862,826,231,184. Accordingly, the total prior capital of Banco Itaú Chile and CorpBanca should be adjusted. The adjustments are made against Reserves, in other reserves not from profit.

(h)	CorpBanca's equity and comprehensive income items must be de-recognized, adjusted against Reserves, in other reserves not from profit. This account also includes the items in letter e) above.

(i)
Corresponds to the accounting balances generated by Banco Itaú as of the date of the business combination, which shall remain the initial balances generated by Itaú CorpBanca, because it is the accounting acquirer. From April 1 to September 30, 2016, it will also include the comprehensive income generated by the merged entity.

(j)	Corresponds to non-controlling interests of Itaú CorpBanca, after the business combination and merger.

The comparative information will also be adjusted retroactively (in some equity accounts) presented in the Consolidated Financial Statements to reflect mainly the capital of the legal controller (the acquiree for accounting purposes). This effect is presented below with the comparative as of December 2015:

Figure 2: Equity of Merged Entity – Business Combination – Comparative

(a)	Corresponds to Consolidated Financial Statements of CorpBanca and Subsidiaries (accounting acquiree, legal acquirer) as of December 31, 2015.
(b)	Corresponds to Consolidated Financial Statements of Banco Itaú and Subsidiaries (accounting acquirer, legal acquiree) as of December 31, 2015.
(c)	Corresponds to retroactive accounting adjustments for presentation purposes for comparative financial statements.
(d)	Corresponds to Consolidated Financial Statements of Banco Itaú and Subsidiaries (currently Itaú CorpBanca) restated in accordance with IFRS 3.
(e)	Share capital of Banco Itaú and Subsidiaries adjusted to reflect the capital of CorpBanca as of that date.
(f)	Accounting adjustments (reclassifications) described above made against Reserves.
(g)	The remaining lines must correspond to those generated by Banco Itaú and Subsidiaries without changing the Bank's total equity as of that date (MCh$792,562).

c.
Since these Consolidated Financial Statements represent the continuation of the financial statements of the legal subsidiary (i.e. Banco Itaú and Subsidiaries from January to March 2016 and 2015 for comparative purposes, with the modification to Itaú CorpBanca from April 1, 2016) except for its capital structure (described above), these Consolidated Financial Statements will reflect:

(i)
The assets and liabilities of the legal subsidiary (the acquirer for accounting purposes, Banco Itaú and Subsidiaries as of March 31, 2016) recognized and measured at their book value prior to the combination (information included in Figure 1 above).

(ii)
The assets and liabilities of the legal successor (the acquiree for accounting purposes, CorpBanca and Subsidiaries as of March 31, 2016) will be recognized and measured in accordance with IFRS 3 under the acquisition method (information included in Section 2 "Itaú CorpBanca Business Combination").

(iii)
Retained earnings and other equity balances of the legal subsidiary (the acquirer for accounting purposes, Banco Itaú and Subsidiaries as of March 31, 2016) before the business combination (information included in Figure 1 above).

(iv)
The amount recognized as issued equity interests in the consolidated financial statements, determined by adding the equity interests issued by the legal subsidiary (the acquirer for accounting purposes, Banco Itaú and Subsidiaries) outstanding immediately before the business combination at the fair value of the legal controller (the acquiree for accounting purposes, CorpBanca and Subsidiaries) (this information is detailed in Figures 1 and 2 above).

However, the equity structure (i.e. the number and type of equity interests issued) will reflect the equity structure of the legal controller (the acquiree for accounting purposes, CorpBanca and Subsidiaries), including the equity interests that the legal controller issued for the purposes of the business combination. Therefore, the equity structure of the legal subsidiary (the acquirer for accounting purposes, Banco Itaú and Subsidiaries) will be restated using the exchange ratio established in the acquisition agreement to reflect the number of shares of the legal controller (the acquiree for accounting purposes, CorpBanca and Subsidiaries) issued in the reverse acquisition (information included in Figure 3 below).

(v)
The non-controlling interest's share of the pre-combination book value of the retained earnings of the legal subsidiary (the acquirer for accounting purposes, Banco Itaú and Subsidiaries) and other equity interests (book value).

Non-controlling interest

In a reverse acquisition, some owners of the legal acquiree (accounting acquirer) may choose not to exchange their equity interests for those of the legal successor (accounting acquiree), but this did not occur in this business combination. These owners are treated like non-controlling interests in the Consolidated Financial Statements after the reverse acquisition. This is because the owners of the legal acquiree that do not exchange their equity interests for those of the legal acquirer only have an interest in the results and net assets of the legal acquiree, but not in the results and net assets of the combined entity. On the contrary, when the legal acquirer is the acquiree for accounting purposes, the owners of the legal acquirer have an interest in the results and net assets of the combined entity (information included in Figure 1 above).

The assets and liabilities of the legal acquiree will be measured and recognized in the Consolidated Financial Statements at their book values prior to the combination. Therefore, in a reverse acquisition, the non-controlling interest reflects the proportional interest of the non-controlling shareholders in the pre-combination book values of the net assets of the legal acquiree, even when the non-controlling interests in other acquisitions are measured at their fair values as of the date of acquisition (information included in Figure 1 above).

Earnings per share

The equity structure (see Figure 1 above) of the Consolidated Financial Statements prepared after the reverse acquisition (from April 1, 2016 forward), will reflect the equity structure of the legal acquirer (accounting acquiree, or CorpBanca and Subsidiaries, but the merged entity will take the name Itaú CorpBanca), including the equity interests issued by the legal acquirer in order to complete the business combination.

In order to calculate the average weighted number of outstanding common shares (the denominator in the calculation of earnings per share) for the period in which the reserve acquisition has occurred:

a. the number of outstanding common shares from the beginning of that period until the date of acquisition (i.e. January 1 to March 31, 2016) must be calculated on the basis of the average weighted number of outstanding common shares of the legal acquiree (accounting acquirer, Banco Itaú and Subsidiaries) during the period multiplied by the exchange ratio established in the merger agreement; and

b. the number of outstanding common shares from the date of acquisition until the end of that period (i.e. April 1 to September 30, 2016) must be the real number of common shares that the legal acquirer (accounting acquiree, CorpBanca and Subsidiaries, but the merged entity will take the name Itaú CorpBanca) has had outstanding during that period.

Basic earnings per share for each comparative year prior to the date of the acquisition presented in the consolidated financial statements after a reverse acquisition must be calculated by dividing:

a.	the profit of the legal acquiree (Banco Itaú and Subsidiaries) attributable to the common shareholders in each of those periods by

b.	the historical weighted average of the number of common shares outstanding of the legal acquiree multiplied by the exchange ratio established in the acquisition agreement.

The results of these transactions are as follows:

Figure 3: Calculation of Earnings per Share – Restated

1.2	Pro Forma Financial Statements[13]

1.2.1	Pro Forma Financial Statements

In order to improve understanding of these Consolidated Financial Statements, they will also include pro forma financial statements for comparison purposes (Statement of Financial Position and Income Statement).

The assumptions and adjustments used in preparing the pro forma information are described in the notes in that section, which is only presented for information purposes and does not purport to represent the real consolidated results of the operations of Itaú and CorpBanca as if the acquisition had taken place in the periods presented, nor is it necessarily indicative of the consolidated future results of the operations of the merged entities.

The information presented does not include cost reductions forecasted as a result of any operating efficiency, synergy or restructuring resulting from the integration of Banco Itaú and CorpBanca and does not include any liabilities it may incur as a result of the business combination and any related restructuring.

This information must be read together with the complementary explanatory notes on the business combination.

The Pro Forma Statement of Financial Position and Statement of Income were prepared as follows:

a.	Using the quarterly and annual historical Consolidated Financial Statements of the merged banks.

b.
These Financial Statements were prepared in accordance with the Compendium of Accounting Standards issued by the SBIF, using the accounting principles mandated by it. Any matter not addressed therein, as long as it does not contradict the SBIF's instructions, should adhere to international financial reporting standards (IFRS) as agreed upon by the IASB. Should any discrepancies arise between these accounting principles and the accounting criteria issued by the SBIF, the latter took precedence.

c.
The historical information was not modified by applying the acquisition method (results detailed in Section 2 of this note). This was done mainly because such valuations correspond to different times and economic circumstances and are not comparable in terms of net assets or comprehensive income produced by the current business combination. Section 1.2.2 below presents Pro Forma combined Financial Statements that show the effects of the business combination as if it had taken place on January 1, 2016.

d.	Accounting reclassifications were made for presentation purposes without altering historical information. Therefore, intercompany transactions between Itaú and CorpBanca were not eliminated.

e.	Accounting reclassifications were made against reserves to establish the share capital of the merged entity for the 2016 period (MCh$1,862,826).
f.	Accounting reclassifications were made against reserves for equity items of CorpBanca and Subsidiaries (accounting de-recognition).

g.
Neither profit for the period nor the minimum dividends generated historically by the Banks were adjusted in order to consistently present historical dividend policies and separately generated results.

h.	The shares outstanding since the business combination (512,406,760,091) were used as the basis for calculating earnings per share.

13 The pro forma financial information presented in that section is required by regulations in order to reflect the impact of the business combination as if it had occurred on January 1, 2016. The pro forma information presented alongside these financial statements and the respective notes are simply the line-by-line sum of the financial statements of both banks (former Banco Itaú and former CorpBanca) intended to offer financial statement users additional information for analysis and comparison.

The following sections contain the pro forma financial statements:

Pro Forma Combined Statements of Financial Position – September 2015.

Pro Forma Combined Statements of Financial Position – December 2015.

Pro Forma Combined Statements of Income – September 2015.

Pro Forma Consolidated Statements of Income – December 2015.

1.2.2	Pro Forma Financial Statements, Beginning of 2016 Period

These pro forma financial statements are based on our historical Consolidated Financial Statements (March 2016), and are intended to illustrate the effects of the acquisition, business combination and subsequent merger between Banco Itaú and CorpBanca.

The pro forma financial information presented below shows the operating results for the period ended September 30, 2016, as if the acquisition had taken place on January 1, 2016.

The assumptions and adjustments used in preparing this pro forma information are described in the notes included with that information. It is presented for information purposes and does not purport to represent the real consolidated results of the operations of Itaú CorpBanca as if the acquisition had taken place on January 1, 2016, nor is it necessarily indicative of the consolidated future results of the operations of the merged entities.

The information presented does not include cost reductions forecasted as a result of any operating efficiency, synergy or restructuring resulting from the integration of Banco Itaú with CorpBanca and does not include any liabilities it may incur as a result of the business combination and any related restructuring. Lastly, intercompany transactions between Itaú and CorpBanca have been eliminated.

This information must be read together with the complementary explanatory notes on the business combination. The pro forma information should not be understood to be an indication of:

a.	the combined results of the operations that would have been attained if the acquisition of CorpBanca had taken place on January 1, 2016; or

b.	our consolidated operating results for Itaú CorpBanca after the transaction was complete.

For more information on the business combination, see Section 2 of this explanatory note for details on the provisional purchase price allocation as well as the fair value of assets and liabilities. Given the provisional nature of the amounts and the nature of the given assets and liabilities, their useful lives have also been evaluated provisionally. The final purchase price allocation is expected to be completed when the Bank issues its Financial Statements as of December 31, 2016, or otherwise within the measurement period established by IFRS 3.

Consolidated Statements of Income – Pro Forma

(a)	Corresponds to Consolidated Statements of Income of CorpBanca and Subsidiaries (accounting acquiree, legal acquirer) as of March 31, 2016, basis for acquisition method under IFRS 3.
(b)	Corresponds to Consolidated Statements of Income of Banco Itaú and Subsidiaries (accounting acquirer, legal acquiree) as of March 31, 2016.
(c)	Corresponds to Consolidated Statements of Income of Itaú CorpBanca and Subsidiaries (merged entity) from April 1, 2016 to September 30, 2016.
(d)
Corresponds to charges and credits for amortization of assets and liabilities generated in business combination. Includes only the effect of three months (January to March), because the following quarter is accounted for in the results of the merged entity (included in column c).

(d.1)
The credits to income are generated by a (net) increase in financial liabilities based on their market values. This amount has been calculated based on a provisional purchase price allocation. Therefore, there is still uncertainty regarding the useful life of those liabilities and the final purchase price allocation that could arise in accordance with IFRS 3. That amount is calculated using the fair value of liabilities with defined useful lives, detailed as follows (initial balances):
(1) Debt instruments issued and others: MCh$102,910 (average useful life of 5 years).

(d.2)
The increase in amortization expenses of MCh$10,357 is related to the generation of intangible assets in the business combination. This amount has been calculated based on a provisional purchase price allocation. Therefore, there is still uncertainty regarding the useful life of those assets and the final purchase price allocation that could arise in accordance with IFRS 3. That amount is calculated using the fair value of assets with defined useful lives, detailed as follows (initial balances):
(1) Customer Relationships and Core Deposits: MCh$336,853 (average useful lives of 9 and 11 years, respectively).
(2) Trademarks and Other: MCh$51,448 (average useful life of 10 years).
For more information, see Note 12 "Intangible Assets" to these financial statements.

(d.3)
The increase in income from deferred taxes of MCh$2,021 is related to the tax effects of points (d.1) and (d.2) above, calculated at an average tax rate (mainly Chile and Colombia) of 34%. As indicated above, the amounts are provisional and, therefore, the deferred tax calculations are also provisional.

(e)	Corresponds to Pro Forma Consolidated Statements of Income of Itaú CorpBanca and Subsidiaries, including the adjustments explained above.
(e.1)	The calculation of earnings per share is based on the pro forma consolidated profit and the average number of common shares determined in the figure.

2.	Business Combination of Banco Itaú Chile and CorpBanca

The scope of each section is summarized briefly below:

Introduction and Important Information. General summary of the main points of the business combination between the banks.

General Operating Aspects. Events in chronological order from the beginning until the merger was completed.

Description of Accounting Acquiree. Main qualitative and quantitative points regarding CorpBanca and Subsidiaries.

Main Reasons for the Purchase. Main reasons for the transaction between the banks.

Important Accounting Aspects. Accounting analysis of the transactions carried out for the business combination in accordance with international accounting standards.

Detail of Assets Acquired and Liabilities Assumed. Qualitative and quantitative evaluation of the net assets acquired from CorpBanca and Subsidiaries in accordance with applicable international accounting standards.

Reconciliation of Carrying Amount of Goodwill. Events related to goodwill generated.

The following sections are designed to provide information regarding the business combination between CorpBanca and Banco Itaú Chile (Itaú) that took place on April 1, 2016.

2.1	Introduction and Important Information

•
Itaú and CorpBanca contributed their banking businesses in Chile and Colombia to create an Andean banking platform. The shareholders of CorpBanca up to March 31, 2016, own 66.42% of the Bank (Itaú CorpBanca) resulting from the merger of CorpBanca and Itaú Chile, while Itaú owns the remaining 33.58%. Before the merger, Itaú Unibanco injected US$652 million into Itaú Chile (See Note 14 "Equity").

•	On January 29, 2014, Itaú Unibanco (Brazil), Banco Itaú (Chile), CorpBanca (Chile) and CorpGroup (Chile) signed an agreement establishing the main provisions of the merger:

•	The merger of CorpBanca and Banco Itaú Chile will take place by the former incorporating the latter and the merged entity will be called “Itaú CorpBanca”.
•	Itaú Unibanco will control Itaú CorpBanca.
•	Itaú Unibanco and CorpGroup will sign a shareholder agreement.
•	Itaú CorpBanca will control the Colombian entities of CorpBanca and Itaú Unibanco.
•	CorpBanca will be the surviving legal entity.

•	On June 26 and 30, 2015, at extraordinary shareholders' meetings, shareholders of CorpBanca and Banco Itaú approved the proposed merger and agreed to modify the aforementioned provisions as follows:

•	An additional dividend for the current shareholders of CorpBanca.
•	A reduced dividend for Banco Itaú.
•	A new dividend policy for the 2015 fiscal year.
•	An extended deadline for the purchase of Corp Group's interest in CorpBanca Colombia.
•	The proposed merger will take effect no earlier than January 1, 2016, and no later than May 2, 2016.

•
On April 1, 2016, the merger by incorporation of Banco Itaú Chile and CorpBanca took place. The merged bank's new legal name is “Itaú CorpBanca”, which is the legal successor of Banco Itaú Chile, which is dissolved, all effective as of that date.

•
For the purposes of completing the merger, Itaú CorpBanca issued 172,048,565,857 new shares[10], which correspond to 33.58% of its share capital. These shares were distributed on April 1, 2016, to shareholders of Banco Itaú Chile in exchange for their shares of that company.

•
The shareholders of the merged bank will receive 80,240.28252 shares of the merged bank (Itaú CorpBanca) in exchange for each share of the absorbed bank held, according to the Shareholder Registry, as of midnight on March 31, 2016.

•	Therefore, Itaú Unibanco Holding S.A. took control of Itaú CorpBanca on April 1, 2016.

•	IFRS 3 “Business Combinations” requires the acquirer to be identified using the concept of control, as established in IFRS 10 “Consolidated Financial Statements”. The following must be evaluated:

•	Power over the investee (to direct relevant activities).
•	Exposure, or rights, to variable returns from its involvement with the investee.
•	The ability to use its power over the investee to affect the amount of the investor’s returns.

In addition, since this transaction is a reverse acquisition, CorpBanca must maintain control of tax values, in conformity with Article No. 64 of the Tax Code and Ruling No. 45 issued by the Chilean Internal Revenue Service on July 16, 2001.

Accordingly, the following conclusions can be drawn:

•	Legally CorpBanca will purchase Banco Itaú (Chile) by issuing shares.
•	There is a Shareholder Agreement between Itaú and CorpGroup, which establishes that together they hold 66.7% of the merged company “Itaú CorpBanca”.
•	Joint control does not exist because CorpGroup only has protective rights.
•
Although CorpBanca is larger in size than Banco Itaú (Chile), CorpBanca issued capital on the basis of the Shareholder Agreement between Itaú and CorpGroup, and, therefore, Itaú (as a group) will control Itaú CorpBanca mainly through voting rights.

•	Itaú will appoint a simple majority of the directors of Itaú CorpBanca as well as the Chief Executive Officer.
•	Appointment of an absolute majority of members on each Board committee, which direct the respective relevant activities of Itaú CorpBanca.
•
The preceding points are consistent with the commercial purpose of this transaction, which, from CorpBanca's perspective, is to partner with a leading regional institution and, from Itaú's perspective, is to expand and strengthen its banking business in Chile and Colombia.

•	The previous shareholders of CorpBanca as a group (CorpGroup and minority shareholders) lost control over the previously controlled entity.
•
Although Itaú does not have an absolute majority of the voting rights, it will control Itaú CorpBanca through the Shareholder Agreement, since this agreement grants Itaú the power to make decisions regarding relevant activities.

____________________________________________

14 The new capital of the merged entity is comprised of 512,406,760,091 common shares with no par value that have been issued, subscribed and paid and total MCh$1,862,826.

2.2	General Operating Aspects

On January 29, 2014, a "Transaction Agreement"11 (hereinafter "TA") was signed by CorpBanca, Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada (these last two together “CorpGroup”), Itaú-Unibanco Holding, S.A. (“Itaú-Unibanco”) and Banco Itaú Chile, by virtue of which these parties have agreed to a strategic partnership of their operations in Chile and Colombia, subject to prior authorization from the corresponding regulators and the shareholders of CorpBanca and Banco Itaú Chile, as indicated below.

This strategic partnership will be structured as a merger of CorpBanca and Banco Itaú Chile in conformity with the aforementioned TA, detailed as follows:

1.
Prior Acts. CorpGroup will dispose of the shares it directly or indirectly holds in CorpBanca, equivalent to 1.53% of the share capital[12] of that bank and Banco Itaú Chile will increase its capital by US$652 million, by issuing shares that will be fully subscribed and paid by a fully-owned (direct or indirect) subsidiary of Itaú-Unibanco.

2.
Merger. The merger of CorpBanca and Banco Itaú Chile, by which CorpBanca will absorb Banco Itaú Chile to form an entity called "Itaú CorpBanca" will be submitted for approval from the shareholders of both entities at extraordinary shareholders' meetings. If the merger is approved, 172,048,565,857 shares of CorpBanca will be issued, representing 33.58% of the share capital of the merged bank, which will be distributed among the shareholders of Banco Itaú Chile. The current shareholders of CorpBanca will maintain 66.42% of the share capital of the merged bank. Thus, the number of shares will increase from 340,358,194,234 to 512,406,760,091 shares, which will be fully subscribed and paid.

3.
Control. As a result of the merger, Itaú-Unibanco will become a shareholder of CorpBanca and as a result of the exchange of shares applicable to this merger, will acquire control of the merged bank in accordance with Articles 97 and 99 of Law 18,045 on Securities Markets, with CorpGroup conserving a considerable interest in the merged entity with 32.92% (rectified 33.13%) of the share capital and 33.5% (rectified 33.29%) of that capital in the market.

4.
Colombia. In order to strengthen and consolidate the Bank's operations in Colombia, subject to applicable restrictions under Colombian law, the merged bank will own 66.28% of the shares of Banco CorpBanca Colombia S.A., and will make an offer to acquire the remaining 33.72% of the shares that it does not own. This portion includes 12.36% currently owned indirectly by CorpGroup, which has committed to selling those shares. The price per share to be offered by Itaú CorpBanca will be equal for all shareholders and be based on the valuation of Banco CorpBanca Colombia S.A. for the share exchange for the merger. The price for the 33.72% interest in Banco CorpBanca Colombia S.A., in the event it is sold, will be US$894 million. For the same purpose, Itaú CorpBanca will acquire Itaú BBA Colombia S.A., Corporación Financiera, the entity through which Itaú-Unibanco does business in that country. The price to be paid will be the carrying amount, based on the most recent financial statements reported to the banking regulator in Colombia.

15 The signing of the TA and its subsequent amendments was approved by the Board of Directors of both banks, based on a favorable report from the Directors' Committee, complying with the other requirements established in Section XVI "On Operations with Related Parties Involving Publicly-Held Corporations and their Subsidiaries" in Law 18,046 on Corporations.
16 On March 3, 2015, points 1 and 3 are rectified as follows: the rectification correctly reported that, after disposing of those shares and once the transaction is complete, CorpGroup would have a 33.13% interest. The relative interests in the merged bank will be as follows: (a) Itaú-Unibanco: 33.58%;(b) CorpGroup: 33.13%; and (c) Market (float): 33.29%.

5.
Course of Business. Between the signing of the TA and the execution of the merger, the parties have agreed that both CorpBanca and Banco Itaú Chile have certain restrictions during that period, which consist fundamentally of continuing to conduct business in a way substantially similar to how they have been conducting business up to this point.

6.
Shareholder Agreement. The TA contemplates, likewise, that when the transaction is closed in Chile, CorpGroup and Itaú-Unibanco will sign a shareholder agreement to regulate certain matters regarding the exercise of their political rights in Itaú CorpBanca and matters regarding the transfer of shares:

•
It will establish that the Board of Directors of the merged Bank has 11 standing members and 2 alternates. Of the directors that may be elected by the shareholders agreement between CorpGroup and Itaú-Unibanco, the majority will be proposed by Itaú-Unibanco,  based on its shareholding and the remaining directors will be proposed by CorpGroup. The Chairman will be proposed by CorpGroup and the CEO by Itaú-Unibanco. Most committees with directors will be proposed by Itaú-Unibanco, based on its shareholding.

•
Likewise, subject to current regulations, CorpGroup undertakes to exercise its political rights in alignment with Itaú-Unibanco. CorpGroup will grant in favor of Itaú-Unibanco a pledge over 16% of the assets of the merged bank to guarantee the obligations undertaken in the shareholder agreement, with CorpGroup maintaining the right to exercise its political and economic rights that emanate from the pledged shares.

•
It will reflect the intention of the parties in the sense that the merged Bank will distribute all available profits for each year after ensuring certain capital adequacy levels so that Itaú CorpBanca complies fully with regulatory requirements and industry best practices.

•	It will also impose certain non-complete obligations on CorpGroup and Itaú-Unibanco with respect to the merged bank.
•
Lastly, regarding the share transfer, it will establish a right of first offer, a right to join third-party sales and the obligation to join third-party sales. It will also establish in favor of CorpGroup a sale and purchase right over 6.6% of the shares of the merged bank as a short-term liquidity mechanism, and a sale right as an alternative to keeping its interest in the merged bank. In both cases, the price will be market price with no premium, and will favor, as a first option, sales on the market through the Santiago Stock Exchange.

The transaction close contemplated in the TA was subject to obtaining the relevant regulatory authorizations as well as approval of the merger from shareholders of CorpBanca and Banco Itaú Chile in the respective extraordinary shareholders' meetings that will be called to approve the merger. The main approvals and/or amendments are detailed as follows:

Date	Event
October 15, 2014	Itaú Unibanco reported in Brazil that the Brazilian Central Bank had authorized the transaction to merge with CorpBanca.

December 26, 2014
The Colombian Financial Superintendency (SFC) approved the merger, conditional upon approval from the shareholders of Banco Itaú Chile and CorpBanca, as well as regulatory approval in Chile from the SBIF, in Panama from the Banking Superintendency (SBP) and the Securities Market Superintendency (SMV) and in Colombia from the Colombian Stock Exchange (BVC).

January 6, 2015
The SBP approved the merger of Itaú CorpBanca. Integration of these banks remains conditional upon approval from the shareholders of both entities as well as regulatory approval in Chile from the SBIF, in Panama from the SMV and in Colombia from the BVC.

June 2, 2015
In an extraordinary meeting the Board of Corpbanca agreed to amend the TA in the terms indicated below (only points related to TA):

• Purchase of Banco CorpBanca Colombia. The close of the sale of 12.36% of this entity belonging to CorpGroup to the merged bank is postponed from the originally agreed-upon date of August 4, 2015, to a date no later than January 29, 2017. From August 4, 2015, until the date of close, the price agreed in the TA will accrue annual interest at Libor + 2.7%. Banco CorpBanca Colombia will not distribute dividends until the sale is closed.

• Deadline. The final deadline for completing the merger is May 2, 2016.

June 26/30, 2015
At extraordinary shareholders' meetings, shareholders of both banks approved the merger with certain conditions precedent, such as:

• Realization of capital increases as promised.
• SBIF approval.
• Deadlines for completing merger.
• Number of directors.
• Etc.

September 4, 2015	The SBIF approved the merger agreed upon by CorpBanca and Itaú Chile.

In accordance with current Chilean law, SBIF authorization must be issued after the shareholders of CorpBanca and Banco Itaú Chile approve the merger at extraordinary shareholders' meetings. The SBIF reported in ruling No. 409 dated September 4, 2015, that it had approved the merger under the following terms:

•
The merger of CorpBanca and Banco Itaú Chile shall take place through the incorporation of the latter by the former, which for the purpose of this merger shall acquire all assets, rights, authorizations, permits, obligations and liabilities of the absorbed bank, and CorpBanca shall become the legal successor.

•	The merger shall not take place before January 1, 2016, nor after May 2, 2016, and the exact date shall be determined by the Boards of both banks.
•	The resulting Bank shall maintain regulatory capital of not less than 10% of its risk-weighted assets.
•	As a result of the merger, Itaú-Unibanco will acquire control of the merged bank in accordance with Articles 97 and 99 of Law 18,045 on Securities Markets.
•	The modifications to the bylaws of CorpBanca, which will be called Itaú CorpBanca, were approved and will take effect from the date of the merger. These modifications include:
•	Share capital was increased to MCh$1,862,826, representing 512,406,760,091 shares.

•	The Bank's name was changed to Itaú CorpBanca and it can do business as "Banco Itaú" or "Itaú".
•	The number of directors was increased from 9 to 11 standing members and the number of alternates remained at 2.
•	The new text of the bylaws of the merged bank was approved, which includes the referenced amendments.

With this SBIF ruling, the banks have obtained all authorizations needed from regulators in Chile, Colombia, Panama and Brazil in order to complete the merger in the terms indicated.

2.3	Description of Accounting Acquiree: CorpBanca Chile

•
Corporation incorporated under the laws of the Republic of Chile and regulated by the SBIF. The Bank’s objective is to execute and enter into all acts, contracts, transactions or businesses permitted by the General Banking Law, notwithstanding its ability to broaden or restrict its sphere of action, without modifying its bylaws, based on legal provisions issued in the future. This basis ranges from individuals to large corporations.

•
Since 2004, CorpBanca has been regulated by the United States Securities and Exchange Commission ("SEC") because it is listed on the New York Stock Exchange ("NYSE") through an American Depository Shares ("ADS") program.

•
Founded in 1871, the entity is the oldest private bank operating in Chile. The Bank is headquartered in Chile, and it also has operations in Colombia and Panama. In addition, it has a branch in New York and a representation office in Madrid. As of the date of the business combination, it has total consolidated assets of MCh$21,064,559 and equity of MCh$1,455,948. CorpBanca offers universal banking products targeted toward large and medium-sized companies and retail customers. Its outstanding performance over the last 20 years has made it Chile’s fourth largest private bank today.

•
In 2012, CorpBanca began a regional expansion process with the purchase of two banks in Colombia (Banco CorpBanca Colombia and Helm Bank), making it the first Chilean bank with foreign banking subsidiaries.

•	According to the SBIF, in February 2016 it was the fourth largest private bank in Chile in terms of loans, with a market share of 7.1%.
•
According to the SFC, in January 2016 CorpBanca Colombia was the sixth largest bank in Colombia in terms of assets, total loans and total deposits, as reported under local accounting and regulatory requirements. As of that date, it had market share in loans of 6.1%.

•
The acquiree and its subsidiaries offer commercial and consumer banking services as well as other services, including factoring, collections, leasing, insurance and securities brokerage, mutual funds and asset management and related transactions in Chile and Colombia. The following section briefly summarizes the history of its subsidiaries and/or branches in Chile and abroad:

a.	Chilean Operations

CorpBanca Corredores de Bolsa S.A. This subsidiary is engaged mainly in securities brokerage transactions.

CorpBanca Administradora General de Fondos S.A. This subsidiary is engaged exclusively in managing third-party resources mainly in mutual funds, private investment funds and individual third-party portfolios.

CorpBanca Asesorías Financieras S.A. This subsidiary provides financial advisory services that complement the banking business.

CorpBanca Corredores de Seguros S.A. This subsidiary is engaged in commissioned brokerage of general and life insurance contracts and is solely excluded from brokering social security insurance, with any national insurance company located in the country and providing advisory and consulting services related to insurance and real estate and property investment.

CorpLegal S.A. This subsidiary is engaged in providing all types of professional advisory services on legal matters to the Bank, its subsidiaries and/or their customers related to transactions involving these parties.

SMU Corp S.A. This subsidiary is engaged in issuing, operating and managing credit cards to be used to grant credit to customers of the Unimarc supermarket chain in its own stores.

Recaudaciones y Cobranzas S.A. This subsidiary is engaged primarily as a collections agency, providing pre-legal, legal and/or out-of-court collections services for any type of loans, titles or notes on its own behalf or on behalf of third parties, and also entering into settlement agreements and providing preventative portfolio management services.

b.	Overseas Operations

CorpBanca New York Branch. This branch has a banking license in the State of New York. It is focused on commercial banking, providing banking services in the United States for customers of its parent company as well as providing working capital and financing to corporations in Latin America.

CorpBanca Securities INC. This subsidiary is a broker-dealer (based in New York). Its mission is to enhance the value offering for customers of the Bank and its subsidiaries.

Banco CorpBanca Colombia S.A. Headquartered in Bogota, Colombia, this subsidiary is engaged in raising funds through checking account, demand and time deposits in order to provide loans and carry out other activities authorized for banking establishments.

Helm Comisionista de Bolsa S.A. This subsidiary is engaged in investment banking and securities brokerage activities, domiciled in Bogota.

CorpBanca Investment Trust Colombia S.A.Sociedad Fiduciaria. This subsidiary (domiciled in Bogota, Colombia) is mainly engaged in acts, contracts and transactions involving investment, management, guarantee and real estate trusts.

Helm Fiduciaria S.A. This subsidiary is a financial services corporation that is engaged in providing trust services authorized in Colombia.

Helm Corredor de Seguros S.A. This subsidiary operates in the Colombian insurance market, focused on structuring and managing insurance programs.

Helm Bank S.A. This subsidiary is headquartered in Panama and has an international license granted in Panama to conduct banking business abroad.

Helm Casa de Valores. This subsidiary is domiciled in Panama and is engaged in securities brokerage transactions and other related activities.

2.4	Main Reasons for the Purchase

•	To strengthen Chile's fourth largest private bank by total loans, which has a true potential to become the third largest.
•	Complementary segments, products and business lines.
•	Sound capital bases and an improved funding profile.
•	Potential for generating important synergies.
•	Solid brand for attaining a stronger position in the Colombian market.
•	The merged bank in Chile would serve as a platform for both groups to expand into the region, excluding Brazil and Mexico.

2.5	Important Accounting Aspects.

The following section shows the main terms established in the transaction agreement (TA) and complementary events, which establish the guidelines for the aforementioned strategic business combination through the following points (focused mainly on accounting aspects):

1.	Capital increase by Itaú Chile[13] (US$100 million and US$552 million).
2.	The merger of Itaú Chile and CorpBanca with the latter as the legal surviving entity.
3.
After the Colombian Financial Superintendency (SFC) approves or rejects the merger of CorpBanca Colombia-Helm[14], either through the acquisition of Itaú Colombia by CorpBanca or the merger of Itaú Colombia with CorpBanca Colombia, with CorpBanca Colombia as the surviving entity, and

4.
The purchase by CorpBanca of the shares of CorpBanca Colombia held by the parent company of Corp Group and the offer by CorpBanca to purchase the shares of CorpBanca Colombia held by other minority shareholders that are part of the Shareholder Agreement signed on July 31, 2013, among certain shareholders of CorpBanca Colombia (as amended, the “CorpBanca Colombia Shareholder Agreement”).

__________________________________________

17 On February 24, 2014, a capital increase of MCh$53,872 was agreed, which was paid in full in April of that same year through a rights issue of 130,016 shares. On March 22, 2016, capital was increased by MCh$392,813, through the subscription of 710,477 of the Bank's single-series shares with no par value, which were subscribed and paid by ITB Holding Brasil Participações Ltda., a wholly owned subsidiary of Itaú Unibanco Holding S.A., within the framework of the merger of Banco Itaú Chile and CorpBanca.
18 On July 1, 2014, the merger between Banco CorpBanca Colombia S.A., (absorbing entity) and Helm Bank S.A. (absorbed entity, was formalized. As a result, Helm Bank S.A. is dissolved without being liquidated and all of its assets, rights and obligations are transferred fully to the absorbing entity.

Based on the preceding points, the following important matters must be evaluated in order to determine what is considered part of the business combination transaction:

a.	the acquirer (Banco Itaú) and the acquiree (CorpBanca Chile) can have a preexisting relationship or other agreement before the negotiations to begin the business combination, or

b.	they can carry out an agreement during the negotiations that is separate from the business combination.

In either of the two situations, Banco Itaú must identify all amounts that are not part of what the acquirer and the acquiree (or their former owners) exchanged in the business combination (i.e. amounts that are not part of the exchange by CorpBanca Chile). Banco Itaú will only recognize the consideration transferred by CorpBanca Chile and the assets acquired and liabilities assumed in the exchange as part of applying the purchase method (outlined in IFRS 3). If separate transactions exist, they should be accounted for in accordance with the applicable international standards15. Accordingly, the following was concluded:

a.	Important Points about Chile

•
In accordance with IFRS 3, a reverse acquisition occurs when the entity that issues securities (the legal acquirer; in our case CorpBanca Chile) is identified as the acquiree for accounting purposes and the legal acquiree must be the acquirer for accounting purposes (in our case Banco Itaú), illustrated as follows:

	Acquirer		Acquiree		Observations
	Legal	Accounting	Legal	Accounting
CorpBanca	“X”	-	-	“X”	Issuance of Shares
Banco Itaú (Chile)	-	“X”	“X”	-	Takes Control

•	At the acquisition date, the acquirer shall recognize, separately from goodwill, the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree.

•
CorpBanca merged with Banco Itaú (Chile) in a reverse acquisition, which means that the shareholders of the latter entity will take control of “Itaú CorpBanca”, and CorpBanca will be the legal successor. Therefore, the assets and liabilities of Banco Itaú (Chile) are incorporated at their carrying amount (book value) while the assets and liabilities of CorpBanca are recorded at market or accounting value, as appropriate based on applicable accounting standards. The following table shows the book values of both banks before the business combination:

46

•
CorpBanca will issue new shares in exchange for all assets and liabilities of Banco Itaú (Chile). These new shares will be handed over to Itaú Unibanco. As a result, a capital increase was approved for CorpBanca that calls for the issuance of 172,048,565,857 shares that were given in exchange to shareholders of Banco Itaú (Chile) in the merger.

•	Before this, Itaú Unibanco will inject MUS$652 in capital into Banco Itaú.

•	Regarding the above points, the exchange ratio for the net assets of Banco Itaú (Chile) will result in the following post-merger ownership structure:

•	Itaú Unibanco: 33.58% (majority shareholder).
•	CorpGroup: 33.13%
•	Minority shareholders: 33.29%

•	From an accounting perspective, the transaction described above is considered a reverse acquisition under IFRS 3 “Business Combination”.

b.	Important Points about Colombia

•
Itaú CorpBanca will offer to purchase the 33.72% interest held by the minority shareholders of CorpBanca Colombia (entity controlled by CorpBanca Chile before and after the business combination discussed above). The purchase offer should include the other minority shareholders that are part of the CorpBanca Colombia Shareholder Agreement (except for the parent company of CorpGroup) for 100% of the outstanding shares belonging to the minority shareholders at a price of US$3.5367 per share (which totals US$564 million for the minority shareholders as a whole).

•
CorpGroup is contractually bound to sell its 12.36% interest in CorpBanca Colombia to Itaú CorpBanca. CorpGroup will sell 93.306,684 shares (all shares of that entity as of the date of this amendment to the TA) no later than January 29, 2017, conditional upon approval from the Government Authorities required under applicable Law. This sale shall take place within 10 days of receipt of the last approval. The price of US$3.5367 per share, which totals US$330 million including the interest that will accrue from August 4, 2015, until the date of payment, at an annual rate of LIBOR plus 270 basis points, calculated using a 30/360 convention.

•	Itaú CorpBanca will directly or indirectly own:

•	Between 66.28% and 100% of CorpBanca Colombia, depending on whether the minority shareholders in Colombia decide to sell their interest to Itaú CorpBanca.
•	100.00% of Itaú Colombia.

•	The purchases must be authorized by the government before being carried out[16]..

Accordingly, the offer to purchase these shares is considered a separate transaction from the business combination between Banco Itaú and CorpBanca, and is recorded in the financial statements, as appropriate, as established by IFRS 10.

2.6	Detail of Assets Acquired and Liabilities Assumed

The fair value of the identifiable assets and liabilities of CorpBanca as of the date of acquisition (April 1, 2016) was as follows:

20 Some examples of such authorizations include: In Colombia, government bodies must evaluate the authorization for CorpBanca Colombia to purchase all shares of Itaú BBA Colombia or, otherwise, for these two companies to merge (absorption of the former by the latter). In Chile, regarding limits on activities authorized for foreign subsidiaries, article 76 et seq of the General Banking Law establishes that the Central Bank and the SBIF must authorize a foreign investment by a Chilean financial entity.

Important Matters Regarding the Acquisition

2.6.1
The fair values presented here were calculated on a provisional basis determined by professionals that were independent from Itaú CorpBanca and Subsidiaries (the Group) and its external auditors, as well as independent among themselves. Accordingly, the Bank would like to point out the following considerations:

a)	Banco Itaú acquires 33.58% of the shares of CorpBanca, whose majority shareholder is Corp Group Interhold Limitada, for a total of MCh$1,970,674.

The transaction was carried out through a capital increase by Itaú Chile, which made way for the merger of Itaú Chile and CorpBanca.

In determining the consideration transferred (price paid), one must take into account that the transaction is a reverse acquisition where the price is determined based on an exchange ratio where the stock of one of the banks is listed (CorpBanca), and the other is not (Itaú Chile).

International accounting standards indicate that the “most reliable” measurement should be used to determine the transferred consideration. In this case, a reliable, significant market value existed for one of the parties to the transaction, giving a total of MCh$2,216,231 as of the valuation date.

b)
If a business combination is accounted for incompletely, at the end of the accounting period in which the combination takes place the Group should report the provisional amounts of the incomplete items in its financial statements. During the measurement period, Itaú CorpBanca will retroactively adjust the provisional amounts recognized as of the date of acquisition to reflect the new information obtained regarding the facts and circumstances that existed as of the date of acquisition that, had they been known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the acquirer will also recognize additional assets or liabilities if new information is obtained regarding facts and circumstances that existed as of the date of acquisition that, had they been known, would have resulted in recognition of these assets and liabilities as of that date. The measurement period will end as soon as the Group receives the information that it was looking for regarding the facts and circumstances that existed as of the date of acquisition or concludes that no more information can be obtained. However, the measurement period shall not exceed one year from the date of acquisition described above.

c)
This business combination will be accounted for using the acquisition method as of the purchase date, which is the date on which control is transferred to Grupo Itaú Unibanco. Control is obtained when an investor has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. Potential voting rights that are currently enforceable or convertible were considered when evaluating control. Itaú Unibanco has the following substantive rights:

•	Voting rights in proportion to its interest in the companies.
•	The right to name or remove key members of management of the investees that have the ability to direct relevant activities.
•	The right to assign or unassign investees so that they direct relevant activities.
•	The right to direct the activities of subordinates for the benefit of the Bank.

d)	The Group valued goodwill as of the acquisition date, taking into account the following factors:

•	Fair value of the consideration transferred;
•	The recoverable amount of any non-controlling interest in the acquiree, plus
•	If the business combination is performed in phases, the fair value of the existing interests in the equity of the acquiree;
•	Less the net amount recognized (generally the fair value) of the identifiable assets acquired and the identifiable liabilities assumed.

e)
Regarding the preceding point, when the excess is negative, a gain on sale with advantageous conditions is recognized immediately in profit and loss (such was not the case with this business combination).

f)
The fair value of intangible assets and their respective deferred taxes (mainly core deposits MCh$240,463, customer relationships MCh$96,390, trademarks and other MCh$51,448) has been determined provisionally pending an independent valuation, which gave a balance of MCh$388,301. See Note 12 “Intangible Assets” to these Financial Statements.

g)
As of the date of acquisition, a contingent liability with a fair value of MCh$8,031 was determined as a result of legal contingencies. The resources are expected to be disbursed in around two years and as of the date of the evaluation, no related reimbursements are expected. As of the date of the reporting period, the Bank reevaluated that contingent liability and determined no variations in its value.

An onerous contract is any contract in which the unavoidable costs of performing the obligations undertaken exceed the economic benefits expected to be received.

h)
As of the date of acquisition, the fair value of loans and receivables (including loans and advances to banks) totaled MCh$14,412,154 and their gross amount was MCh$14,825,458. None of these debtors are impaired and the Bank expects to collect the full amounts. In accordance with IFRS, the fair value of loans should be shown net of credit risk provisions. However, as of the date of acquisition of CorpBanca, the fair value of those provisions was MCh$413,304, contained in Notes 8 and 9 letter c) provisions, and presented separately in accordance with the SBIF Compendium of Accounting Standards.

i)
The goodwill of MCh$1,108,981 (preceding table) recognized as of the date of acquisition was attributed to expected synergies and other benefits arising from the combination of the assets and activities of CorpBanca and Subsidiaries together with Itaú and Subsidiaries. Goodwill was not expected to be tax deductible. The amount of goodwill determined can be modified only during the measurement period established in international standards (i.e. one year from the acquisition date).

j)
Deferred tax assets and/or liabilities that arise from the assets acquired and liabilities assumed will be recorded in accordance with IAS 12 “Income Taxes”. The potential tax effects of temporary differences and tax compensations of the acquirees that existed as of the acquisition date will also be recorded.

k)
If new information is obtained within a year from the date of acquisition regarding facts and circumstances that existed as of the acquisition date, amounts previously presented are adjusted or if there is any additional information as of the acquisition date, the acquisition accounting will be reviewed.

l)	Itaú CorpBanca decided to preliminarily measure the non-controlling interest in the acquiree at fair value.

2.6.2	The following is related to the results generated by the accounting acquiree:
•	The revenue and results of CorpBanca since the acquisition date, together with Banco Itaú, form part of the Consolidated Statement of Comprehensive Income of Itaú CorpBanca for the reporting period[17].

•
To provide additional information for financial statement readers, pro forma financial statements are presented to explain the operations of the merged Bank (revenue and results of the combined entity for the current reporting period), as if the acquisition date for the business combination had been the beginning of the annual period (January 1, 2016). This information was presented in the preceding pro forma note, and is summarized as follows: If the combination had occurred at the beginning of the period (January 1, 2016), net interest and adjustment income would have been MCh$1,373,954 and the loss before taxes for the period would have been MCh$(746). In determining these amounts, management has assumed that the provisional fair value adjustments originated on the date of acquisition would have been the same had the acquisition occurred on January 1, 2016.

21 In terms of the reverse acquisition, comprehensive income for the period (2016) as well as revenue is generated as follows as of June: From January 1 to March 31 (generated by Banco Itaú), plus those generated by Itaú-CorpBanca from April 1 to September 30 (comprehensive income of CorpBanca from January 1 to March 31 is included in the purchase method methodology and from an accounting perspective cannot be transferred to the merged Bank). These amounts are not presented separately since the date of control, since both banks merged to give rise to a new entity

2.6.3
The acquisition-related transaction costs, mainly for external legal fees and due diligence costs, are charged to administrative expenses in the Consolidated Statement of Income and included within cash flows from operating activities in the Statement of Cash Flows.

2.6.4	The total consideration transferred for the transaction involved issuing 172,048,565,857 shares that were given to shareholders of Itaú, equivalent to 33.58% of the total shares of the merged bank.

2.6.5	The transaction did not include any agreements involving contingent considerations.

2.6.6
Both the goodwill that arose from the acquisition of a foreign business as well as the fair value adjustments made to the carrying amount of the assets and liabilities must be treated as assets and liabilities of the same entity as a result of the acquisition of this business. In other words, they will be expressed in the same functional currency of the company and will be converted at the closing exchange rate.

2.7	Reconciliation of Carrying Amount of Goodwill.

Goodwill is tested annually to determine whether impairment exists (as of December 31, of each year) and when circumstances indicate that its carrying amount may be impaired. This impairment is determined by evaluating the recoverable amount of each cash generating unit (or group of cash generating units) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

3.	Accounting Changes

a.
SBIF Ruling No. 3,583 issued May 25, 2015, takes effect on January 1, 2016. This ruling calls for the same treatment to be given to all loans granted to finance higher education by presenting all student loans within commercial loans. As of January 31, 2016, applying the new standard was considered a change in accounting estimates according to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, and involved reclassifying loans from the consumer portfolio to the commercial portfolio, detailed as follows:

	01/31/2016

	CorpBanca	Banco Itaú
	MCh$	MCh$
Commercial loans	4,487	5,802
Consumer loans	(4,487)	(5,802)

b.
Ruling No. 3,573 on the Compendium of Accounting Standards Chapters B-1, B-2 and E issued by the SBIF on December 30, 2014, took effect on January 1, 2016. This ruling establishes the standard (minimum) method for establishing provisions on residential mortgage loans, and also complements and specifies instructions on provisions and loans in the impaired portfolio.

As of January 31, 2016, applying the new provisioning standard was considered a change in accounting estimates according to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” and involved a charge to profit (loss) for the period for the following gross values, detailed as follows:

	January 2016
	CorpBanca	Banco Itaú
	MCh$	MCh$
Mortgage loan provisions	4,194	2,780

c.	Beginning May 2016, Bank Ruling 3,604 (issued March 29, 2016) takes effect and modifies the credit-equivalent percentage for unrestricted lines of credit.

The SBIF analyzed standards regarding credit risk provisions and concluded that the credit equivalent for unrestricted lines of credit for debtors with no loan defaults can be set at 35% of the amount available.

To reflect this change, it modified Chapter B-3 of the Compendium of Accounting Standards, substituting the figure "35%" for "50%" in No. 3 letter e) Unrestricted lines of credit, Exposure.

Applying this new standard led to a credit to profit (loss) of MCh$1,345 gross.

Note 3 -	Material Events

As of September 30, 2016, the following material events affecting the operations of the Bank and its Subsidiaries or the Consolidated Financial Statements have occurred:

Itaú CorpBanca

a) Merger18 Completion and Change of Control.

Merger Completion

On April 1, 2016, the merger by incorporation of Banco Itaú Chile and CorpBanca took place. The merged bank's new legal name is “Itaú CorpBanca”, which is the legal successor of Banco Itaú Chile, which is dissolved, all effective as of that date.

Change of Control.

For the purposes of completing the merger, Itaú CorpBanca issued 172,048,565,857 new shares, which correspond to 33.58% of its share capital. These shares were distributed on this date to shareholders of Banco Itaú Chile in exchange for their shares of that company.

By virtue of the merger, and in accordance with articles 97 and 99 of the Securities Market Law, from this date control of Itaú CorpBanca is acquired by Itaú Unibanco Holding S.A.

b) Election of Full Board of Directors

At an extraordinary shareholders’ meeting of Itaú CorpBanca held April 11, 2016, the shareholders elected the following individuals (11 directors and 2 alternates) to the Board of Directors: Number established in Itaú CorpBanca's bylaws:

Directors:
Jorge Andres Saieh Guzman
Ricardo Villela Marino
Jorge Selume Zaror
Fernando Aguad Dagach
Gustavo Arriagada Morales
Candido Botelho Bracher
Boris Buvinic Guerovich
Héctor Valdés Ruiz
Fernando Concha Ureta
Joao Lucas Duchene

Alternate Directors:
José Luis Mardones Santander
Camilo Morales Riquelme

The directors Gustavo Arriagada Morales, Héctor Valdés Ruiz, Fernando Concha Ureta and Joao Lucas Duchene were appointed as independent directors, in conformity with article 50 Bis of Law 18,046.

Jose Luis Mardones Santander was appointed as an independent alternate director.

22 Note 2 explains in detail the main material events related to the business combination between the banks.

c) Extraordinary Board Meeting

At an extraordinary board meeting held April 14, 2016, the following individuals were elected chairman and vice chairman of the Board:

Chairman:
Jorge Andres Saieh Guzman

Vice Chairman:
Ricardo Villela Marino

d) Ordinary Board Meeting

At an ordinary board meeting held on September 27, 2016, the board accepted the resignation of the independent director Héctor Valdés Ruiz effective August 31, 2016, and appointed Pedro Samhan Escandar in his place until the next ordinary general shareholders' meeting.

e) Fine for Exceeding Credit Margins

Via Ruling No. 16,191 dated December 30, 2015, the SBIF fined CorpBanca MCh$21,765 (see Note 12 Contingencies, Commitments and Responsibilities) for violations of credit margins established in articles 84-1 and 85 of the General Banking Law ("GBL") related to Chapter 12-3 of the SBIF's Updated Standards. On January 18, 2016, CorpBanca filed an appeal with the Santiago Court of Appeals to challenge the fine in conformity with the GBL. On August 31, 2016, the Court of Appeals ruled in favor of CorpBanca and rendered all fines null and void. Five business days later, the SBIF filed a complaint against the appellate court ministers, which is being heard by the Supreme Court under Case No. 62,128-2016. The case is currently in the agreement stage.

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

a) Ordinary Shareholders’ Meeting

At the thirty-first ordinary general shareholders’ meeting held on March 23, 2016, the shareholders approved a dividend distribution of MCh$4,096 (corresponding to all profits for the year 2015).

b) Extraordinary Shareholders’ Meeting

At an extraordinary shareholders' meeting held June 30, 2016, the shareholders approved the merger of Itaú Chile Administradora General de Fondos S.A. (absorbed company) and Corpbanca Administradora General de Fondos S.A. (absorbing company). The merger shall not take place before November 1, 2016, nor after October 31, 2017. Furthermore, modifications to and the amended text of the company's bylaws were approved and will take effect from the date of the merger.

c) Merger Approval from SBIF

On June 28, 2016, the SBIF authorized the merger request of the subsidiaries described in letter b) above.

ITAÚ CHILE ADMINISTRADORA GENERAL DE FONDOS S.A.

a) Ordinary Shareholders’ Meeting

At an ordinary shareholders' meeting held April 29, 2016, the shareholders approved a dividend distribution of MCh$29,000, paid on July 29, 2016. The merger shall not take place before November 1, 2016, nor after October 31, 2017.

b) Extraordinary Shareholders’ Meeting

At an extraordinary shareholders' meeting held June 30, 2016, the shareholders approved the merger of Itaú Chile Administradora General de Fondos S.A. (absorbed company) and Corpbanca Administradora General de Fondos S.A. (absorbing company).

c) Merger Approval from SBIF

On June 28, 2016, the SBIF authorized the merger request of the subsidiaries described in letter b) above.

ITAU CORPBANCA CORREDORA DE BOLSA S.A.

a) Extraordinary Shareholders’ Meeting

At an extraordinary shareholders' meeting held June 30, 2016, the shareholders approved the merger of Itaú BBA Corredor de Bolsa Limitada (absorbed company) and Corpbanca Corredores de Bolsa S.A. (absorbing company). The merger shall not take place before June 30, 2016, nor after June 30, 2017.

b) Merger Approval from SBIF

On June 28, 2016, the SBIF authorized the merger request of the subsidiaries described in letter a) above.

ITAÚ BBA CORREDOR DE BOLSA LTDA.

a) Merger Approval

In a public instrument dated June 30, 2016, the merger of Itaú BBA Corredor de Bolsa Limitada (absorbed company) and Corpbanca Corredores de Bolsa S.A. (absorbing company) was approved. The merger shall not take place before June 30, 2016, nor after June 30, 2017.

On June 28, 2016, the SBIF authorized the merger request of the subsidiaries described in the preceding paragraph.

BANCO CORPBANCA COLOMBIA S.A.

a) Profit Distribution

In March 2016, shareholders of Banco CorpBanca Colombia met and agreed to distribute profits by increasing the legal reserve by MCOP$319,241 (MCh$72,212), which did not involve distributing dividends:

b) Investments

On May 31, 2016, the sale of 100% of the non-majority interest in CIFIN S.A. was completed at a price of COP$626,655.19 per share.

c) Revocation of Contract

At a shareholders' meeting on July 29, 2016, the shareholders approved the revocation of the contract entitled: “Transfer of Agreement for Sublicense of Software and Other Services” for MCh$18,845 signed with Itaú CorpBanca.

d) Bond Issuance

On August 10, 2016, the Bank placed MCOP$500,000 in unsecured bonds ("AAA") on the Colombian market.

Note 4 -	Segment Reporting

Segment reporting is determined by the Bank on the basis of its operating segments, which are differentiated mainly by the risks and returns that affect them19.

Reporting segments and the criteria used for reporting to the Bank’s chief operating decision maker are in accordance with IFRS 8 “Operating Segments”. Management reviews its segments on the basis of gross operating margin and uses average balances to evaluate performance and allocate resources.

The Bank's commercial activities take place mainly in the domestic market. It has strategically aligned its operations into four divisions for its four commercial segments based on market segmentation and the needs of its customers and commercial partners. The five commercial segments are: 1) Wholesale Banking (a) Corporate, Real Estate and Construction and (b) Large Companies; 2) Retail Banking (a) SME Banking and (b) Traditional Banking, c) Preferential Banking and d) Condell Consumer Banking Division; 3) International and Treasury Division; 4) Other Financial Services and 5) Colombia. The Bank manages these commercial segments using an information system on internal profitability.  The Bank has also included geographic disclosures on its operations in Colombia and New York through the acquisition of Banco CorpBanca Colombia and Subsidiaries as detailed above.

No single customer is solely responsible for 10% or more of the Bank's total revenue during the periods ended September 30, 2016 and 2015.

Each commercial segment is described below:

Segments for Chile and the United States

Wholesale Banking

•
The Corporate Banking Division consists of companies that belong to major economic groups, specific industries and companies with sales greater than US$100 million, including international business and the representation office in Spain. The Real Estate and Construction Division works with companies within these industries that operate in both Santiago and other areas of Chile.

•
The Large Companies Division includes a wide range of financial products and services for companies with annual sales of between US$3 and US$100 million. The leasing and factoring departments have been included in this segment.

Retail Banking

•	The SME Division serves companies with annual sales of less than US$3 million.

•
The Traditional Banking (serves individuals) and Preferential Banking (legal entities) Divisions serve medium- to high-income customers, offering current accounts, consumer loans, credit cards and mortgage loans, among other products.

•	The Condell Consumer Banking Division offers consumer loans to individuals with income up to ThCh$600 (this group arose from the combination of Banco Itaú and CorpBanca).

23 The segments presented here correspond to the segments used by the merged bank. Information for 2015 (referring to Banco Itaú Chile) was presented using the current segmenting criteria.

International and Treasury

•	This segment mainly includes treasury activities such as financial management, funding and liquidity as well as international commercial activities.

Financial Services

•	These are services provided by our Subsidiaries that include insurance brokerage, financial advisory services, asset management and securities brokerage.

Colombia

The commercial activities of this segment are carried out by Banco CorpBanca Colombia S.A. and its Subsidiaries.

These correspond to operations and business carried out by these entities in that country, primarily related directly to the needs of their customers and the Bank's strategy, grouped as follows: Commercial Banking, Retail Banking, Treasury Operations and International Business or Operations. They offer additional products and other financial services through their different Subsidiaries in order to provide comprehensive service to their current and potential customers.

This segment is determined by the Bank on the basis of its operating segments, which are differentiated mainly by the risks and returns that affect them. Colombia has been identified as a separate operating segment based on the business activities described above. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

Segment information regarding assets, liabilities and income or expenses for the period are presented in accordance with the SBIF Compendium of Accounting Standards.

1.	Geographic Information

Itaú CorpBanca reports revenue by segment from external customers that is:

(i)	attributed to the entity's country of domicile and
(ii)	attributed, in aggregate, to all foreign countries where the entity obtains revenue.

When revenue from external customers attributed to a particular foreign country is significant, it is disclosed separately.

In line with this, the Group operates in three main geographic areas: Chile, Colombia20 and the United States.

24 This segment includes operations carried out by Helm Bank (Panamá) S.A., and Helm Casa de Valores (Panamá).

The following table details non-segmented assets associated with each geographic area:
* This includes goodwill generated in business combinations between Banco Itaú Chile and CorpBanca totaling MCh$1,115,64121 as of September 30, 2016 (no amounts were booked for this concept in 2015).

2.	The information in this note was prepared based on an analysis of:

a)	Profit or Loss:

(*) This value includes MCh$36,632 in operating expenses attributable to the segment. The remainder is for operating expenses of the entity as a whole that are not attributable to any segment.

25 For impairment testing purposes, goodwill acquired in a business combination shall be distributed as of the acquisition date among each of the cash generating units (CGUs) or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree's assets or liabilities are allocated to these units or groups of units. In the Bank's case, this is mainly: Chile and Colombia. If the initial distribution of goodwill acquired in a business combination cannot be completed before the end of the year in which the business combination took place, which is the case for Itaú-Corpbanca, that initial distribution must be completed before the close of the first annual period beginning after the acquisition date.

b)      Assets and Liabilities

(*)	Loans net of provisions include loans and advances to banks as of September 30, 2016 and December 31, 2015.

(**) Non-segmented assets and liabilities as of September 30, 2016 and December 31, 2015, are detailed as follows:

The percentage of assets and liabilities not included in any segment is 16.4% and 3.6%, respectively, as of September 30, 2016 (10.4% and 3.3% as of December 31, 2015).

Note 5 -	Cash and Cash Equivalents
a.	Detail of Cash and Cash Equivalents

The following table details cash and cash equivalents:
(1) This corresponds to trading instruments, available-for-sale investments and fixed income mutual funds maturing in less than three months from the date of acquisition.

(2) This corresponds to repurchase agreements maturing in less than three months from the date of acquisition, which are presented in the line item “Repurchase Agreements and Securities Borrowing” in the Statement of Financial Position.

Funds in cash deposits in the Chilean Central Bank and the Bank of the Republic of Colombia (included in foreign deposits) are in response to monthly average matching regulations that the Bank must meet.

Items (1) and (2) are detailed as follows:

b.	Transactions Pending Settlement

Transactions pending settlement consist of transactions awaiting settlement to increase or decrease funds in the Chilean Central Bank or foreign banks, normally within 12 to 24 business hours following period end, and are detailed as follows:

Note 6 -	Loans and Advances to Banks

As of September 30, 2016 and December 31, 2015, loans and advances to banks are detailed as follows:

Movements of loans and advances to banks as of September 30, 2015 and December 31, 2015, are detailed as follows:

Movements in provisions and impairment for loans with domestic and foreign banks during the first nine months of 2016 and 2015 and the full year in 2015, are detailed as follows:

Note 7 -	Loans to Customers, Net
a)	Loans to Customers

As of September 30, 2016 and December 31, 2015, the loan portfolio is detailed as follows:

Lease transactions (commercial, mortgage and consumer) are presented net and total MCh$1,390,786 and MCh$1,375,518 as of September 30, 2016 and MCh$244,173 as of December 31, 2015.

Unimpaired Portfolio:

This includes individual debtors in the Normal Portfolio (A1 to A6) or the Substandard Portfolio (B1 to B2). For group evaluations, it includes the Normal Portfolio.

Impaired Portfolio:

This includes individual debtors in the Default Portfolio and the Substandard Portfolio (B3 to B4). For group evaluations, it includes the Default Portfolio.

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets).

The Bank finances its customers’ purchases of assets, including real estate and other personal property, through finance lease agreements that are presented within this item.

The pro forma detail as of September 30, 2015 and December 31, 2015, is as follows:

b)	Provisions

Movements in provisions during the first nine months of 2016 and 2015 and the full year in 2015, are detailed as follows:

c)	Sale of Portfolio

As of September 30, 2016 and 2015, the Bank and its Subsidiaries engaged in portfolio purchases and sales. The effect on income of these transactions as a whole does not exceed 5% of before tax profit for the period, and is recorded within net gains from trading and brokerage activities in the Consolidated Statement of Income for the Period, disclosed in Note 17 within “Other Instruments at Fair Value through Profit and Loss".

Note 8 -	Investments in Other Companies
a)	Investments in Other Companies

The Bank’s investments in other companies as of September 30, 2016 and December 31, 2015 are detailed as follows:

(i)       This corresponds to investments in other companies made by the Colombian Subsidiaries.
(ii)     The increase in Transbanc is due to the acquisition of 1,641,559 shares for a total of MCh$351.
(iii)   This corresponds to the purchase of 282 shares of Combanc S.A. during the period for MCh$70.

For the periods ended September 30, 2016 and 2015, the Bank received dividends from the following companies:

Movements in these investments for the periods ended September 30, 2016 and December 31, 2015, are detailed as follows:

Note 9 -	Intangible Assets
a)	As of September 30, 2016 and December 31, 2015, this account is detailed as follows:

b)	Movements of gross intangible assets as of September 30, 2016 and December 31, 2015, are detailed as follows:

c)	Movements of accumulated amortization of intangible assets as of September 30, 2016 and December 31, 2015, are detailed as follows:

d)	Impairment

At each reporting date, Itaú CorpBanca will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset's recoverable amount.

The entity will conduct impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current period, it will be tested for impairment before the year ends.

Impairment of goodwill is determined by evaluating the recoverable amount of each cash generating unit (or group) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized; goodwill acquired in a business combination shall be distributed as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree's assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with IAS 36 “Impairment of Assets”, annual impairment testing is permitted for a CGU to which goodwill has been allocated, or at any time for intangible assets with indefinite useful lives, as long as they are carried out at the same time each year. Different cash generating units and different intangible assets can be tested for impairment at different times during the year.

e)	Restrictions

As of September 30, 2016 and 2015 and December 31, 2015, Itaú CorpBanca and its Subsidiaries have no restrictions on intangible assets. In addition, no intangible assets have been given in guarantee for performance of any obligations. There are also no amounts owed by the Bank on intangible assets as of the aforementioned dates.

Note 10 -	Current and Deferred Taxes

a)	Current Taxes

As of each year end, the Bank has established a corporate income tax provision, determined in accordance with current tax laws.  The provision is recorded in assets net of recoverable taxes of MCh$122,745 as of September 30, 2016, (MCh$7,732 in December 2015), detailed as follows:

a.1) Net Consolidated Current Taxes

a.2) Current Taxes by Geographic Area

b)	Income Tax Expense

The Bank’s tax expense recorded for the periods ended September 30, 2016 and 2015, is detailed as follows:

c)	Reconciliation of Effective Tax Rate

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of September 30, 2016 and 2015.

(*) This line contains the effects of the variation in the observed dollar on the valuation of the tax investment of the companies established in Colombia and the New York branch.
(**) This line reflects the differences in tax rates of other jurisdictions, based on the Bank’s consolidated profit.

d)	Effect of Deferred Taxes on Equity

Deferred taxes have been recognized with a charge or credit to equity during the periods ended September 30, 2016 and December 31, 2015, and are detailed as follows:

Effect of Deferred Taxes

The effects of deferred taxes on the Bank's assets and liabilities accounts are detailed as follows:

e.1) Net Deferred Taxes

e.2) Deferred Taxes by Geographic Area

Note 11 -	Deposits and Other Demand Obligations and Borrowings
As of September 30, 2016 and December 31, 2015, this account is detailed as follows:
As of September 30, 2015 and December 31, 2015, this account with pro forma figures is detailed as follows:

Note 12 -	Debt Instruments Issued and Other Financial Liabilities

As of September 30, 2016 and December 31, 2015, this account is detailed as follows:

Note 13 -	Contingencies, Commitments and Responsibilities
This section discloses information on contingencies of significant loss, contingent loans, contingent liabilities not reflected in the financial statements and other responsibilities, lawsuits or other legal actions involving the Bank and/or its Subsidiaries.

a)	Lawsuits and Legal Proceedings

As of the date of issuance of these Consolidated Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its normal operations. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank's Legal Services Divisions involved in the suits, present no risk of significant loss. Nevertheless, as of September 30, 2016, it has recorded provisions of MCh$22,904 related mainly to a SBIF fine of MCh$21,765. These amounts are recorded as provisions in the Interim Consolidated Statement of Financial Position.
Other legal actions have been filed against the Bank involving its normal operations. The Bank's maximum exposure for these lawsuits amounts to approximately MCh$24,000. However, in management's opinion, based on reports from the Legal Division as of year-end 2015, it is not very likely that these lawsuits result in significant losses not foreseen by the Bank in these financial statements and, therefore, management has not recorded any provisions for them.

b)	Contingent Loans

The following table contains the amounts for which the Bank and its Subsidiaries are contractually obliged to provide loans:

Provisions established for contingent loan losses are detailed as follows:
c)	Responsibilities

The Bank and its subsidiaries have the following responsibilities arising from the normal course of business:
d)	Guarantees, Contingencies and Other

Banco CorpBanca Colombia S.A.

▪
The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. Of the 161 outstanding civil and administrative proceedings, (99) are related to banking operations and (62) to ownership of leased assets. In aggregate, the lawsuits are seeking MCh$15,838. The likelihood of loss is considered potential in 4 cases, remote in 140 cases and probable in 17 cases. Based on this evaluation, the Bank has recorded a provision of MCh$853. The Bank has provisioned MCh$1,095 for labor proceedings. In aggregate, these lawsuits are seeking MCh$1,692. Of the (119) cases, the likelihood of loss is considered probable in 62 cases and remote in 57 cases, determining a provision by MCh $ 1,095.

CorpBanca Corredora de Seguros

▪
In order to comply with Article 58, letter d) of DFL 251 of 1930, which states, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Superintendency of Securities and Insurance, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties that contract policies through the brokerage house”, the company has renewed the following (civil liability and guarantee) policies:

Entity	From	End	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	04/15/2016	04/14/2017	60,000 and 500	CorpBanca Corredora de Seguros

Itaú Corredora de Seguros

▪
As established in Article 58, letter D of DFL 251 and SVS Ruling No. 1,160, the company has taken out liability and guarantee policies to cover the risk of potential damages that could affect it and to ensure correct and full compliance with all obligations arising from its activities and, especially, regarding damages that may be incurred by insured parties that contract policies through the brokerage house.

Entity	From	End	Amount (UF)	Beneficiary
Consorcio Seguros Generales	04/15/2016	04/14/2017	60,000 and 500	Itaú Corredora de Seguros

CorpBanca Corredores de Bolsa S.A.

▪
With the exception of guarantees that must be established in the normal course of business in accordance with securities laws or regulations, as of September 30, 2016, the subsidiary does not have any real guarantees involving Bank assets established in favor of third parties.

▪
In compliance with articles 30 and 31 of Law No. 18,045 (Securities Market Law), the subsidiary has established an operational guarantee of UF 4,000 expiring on April 22, 2018, through Mapfre Compañía de Seguros Generales de Chile S.A., designating the Santiago Stock Exchange as the creditors' representative.

▪	On December 29, 2015, an employee dishonesty insurance policy with US$10,000,000 in coverage was purchased from Orión Seguros Generales, (expiring December 29, 2016).

▪
It has deposited equities valued at MCh$8,931 with the Securities Exchanges to guarantee simultaneous operations, as well as fixed income instruments and cash deposits that totaled MCh$5,171 to guarantee transactions in the Securities Settlement and Clearing House (CCLV) .

▪	It has established guarantees for US$100,000, equivalent to MCh$66, and US$30,137.69, equivalent to MCh$20, to guarantee transactions with foreign traders.

CorpBanca Administradora General de Fondos S.A

▪
On December 29, 2015, CorpBanca Administradora General de Fondos S.A. purchased a bankers blanket bond (duration of one year) with Compañía Orion Seguros Generales to insure itself against employee dishonesty. The policy provides coverage of US$5,000,000 per claim and an annual aggregate of US$10,000,000.

▪
On February 1, 2016, this subsidiary renewed a performance bond from Banco Santander on behalf of the Chilean Development Agency (CORFO) to guarantee faithful and timely compliance of portfolio management obligations and payment of employment and social security obligations for the contracting party’s employees (expiring March 31, 2017, for UF 15,000).

▪
On March 23, 2016, the company's Board authorized the subscription of units issued by the fund it manages known as  Corp Inmobiliario I Private Investment Fund for up to UF 6,000 in order to complete the resources needed to pay, at maturity, the bank loan taken out by the operating company to acquire the property.

Itaú BBA Corredor de Bolsa Ltda.

▪
To comply with article 30 of Law 18,045, the subsidiary has a performance bond in favor of Bolsa Electrónica de Chile (the Chilean Electronic Stock Exchange) to ensure correct and complete performance of all obligations as a securities intermediary. The beneficiaries of this guarantee are its present or future creditors as a result of its brokerage operations. The performance bond is detailed as follows:

Entity	From	End	Amount (UF)	Beneficiary
Itaú Chile	06/30/2016	06/30/2017	20,000	Bolsa Electrónica de Chile

▪	The subsidiary also has a comprehensive insurance policy to comply with Ruling No. 52 from Bolsa Electrónica de Chile. The comprehensive insurance policy is detailed as follows:

Entity	From	End	Amount (ThUS$)	Beneficiary
Orion Seguros Generales S.A	04/01/2016	12/29/2016	5,000 and 10,000	Bolsa Electrónica de Chile

▪
The subsidiary established a pledge on its shares of Bolsa de Comercio de Santiago (Santiago Exchange) in favor of that company to guarantee compliance with its obligations arising from transactions carried out with other brokers.

▪	As of September 30, 2016, a fixed income instrument totaling MCh$3,266 has been furnished as a guarantee to CCLV, Contraparte Central S.A. (formerly Clearing House).

▪
The subsidiary has a performance bond as a representative of the beneficiaries of the guarantee in articles 98 and 99 of Law No. 20,172, in order to guarantee faithful and full compliance of our obligations as a Portfolio Manager. The performance bond is detailed as follows:

Entity	From	End	Amount (UF)	Beneficiary
Itaú Chile	06/14/2016	06/16/2017	10,000	Itaú Chile

Note 14 -	Equity
The business combination22 (reverse acquisition) completed as established in IFRS 3 calls for the consolidated financial statements after the merger (from April 1, 2016 forward) to be prepared under the name of the legal controller (the acquiree for accounting purposes, or CorpBanca, the merged entity, which will take the name Itaú CorpBanca), but they are described in these notes as a continuation of the Financial Statements of the legal subsidiary (the acquirer for accounting purposes, or Banco Itaú Chile), for comparative figures from 2015, and for the period from January-March 2016, but for the April-June period those generated by Itaú CorpBanca), with an adjustment that will be made retroactively in the legal capital of the acquirer for accounting purposes (Banco Itaú Chile) that reflects the legal capital of the acquiree for accounting purposes (CorpBanca). That adjustment is required to reflect the capital of the legal controller (the acquiree for accounting purposes).

a.	Movements in Capital and Reserve Accounts (Attributable to Bank Shareholders)

The information for the year 2015 for comparative purposes corresponds to the information disclosed by Banco Itaú Chile, which has been restated by the exchange ratio for the business combination of 80,240.28252 shares of the merged bank for every 1 share of Banco Itaú Chile.

As described above, as of September 30, 2016 and December 31, 2015, the Bank's paid in capital is represented by common shares with no par value, all of which are fully subscribed and paid, detailed as follows:

i.	Subscribed and Paid Shares

2016
As of September 30, 2016, the Bank’s paid capital is represented by 512,406,760,091 subscribed and paid common shares with no par value, totaling MCh$1,862,826.

On March 22, 2016, Banco Itaú Chile's capital was increased by MCh$392,813, through the subscription of 710,477 of the bank's single-series shares with no par value (equivalent to 57,008,875,206 shares of the merged bank based on the exchange ratio for the business combination), which were subscribed and paid by ITB Holding Brasil Participações Ltda., a wholly owned subsidiary of Itaú Unibanco Holding S.A., within the framework of the merger of Banco Itaú Chile and CorpBanca and in compliance with the “Transaction Agreement” signed on January 29, 2014.

2015
As of December 31, 2015, the Bank's paid-in capital is represented by 115,039,690,651 common shares with no par value, subscribed and paid, for a total of MCh$781,559. It is important to note that the number of shares has been restated based on the exchange ratio for the business combination and the value in MCh$ is restated to reflect the legal capital of the legal acquirer as established in IFRS 3 for a reverse acquisition.

22 (*) For more information on the transaction, see Note 2, Section 2.

ii.	Purchases and Sales of Bank Shares

As of September 30, 2016 and December 31, 2015, there were no purchase or sale transactions by the Bank involving its own shares.

iii.	Profit Distribution

2016

•	At an ordinary meeting of the shareholders of Banco Itaú Chile on March 11, 2016, shareholders agreed to distribute MCh$52,168 in earnings, representing 50% of profit for the year 2015.

2015

•
At an extraordinary meeting of the shareholders of Banco Itaú Chile on June 11, 2015, shareholders agreed to reduce the profits for the year 2014 that they had agreed to distribute as dividends at the ordinary meeting on March 12, 2015, totaling Ch$42,847 million, to Ch$26,448 million, corresponding to 30.86% of distributable profits for the year ended December 31, 2014.

•
At an ordinary general meeting of the shareholders of Banco Itaú Chile on March 12, 2015, shareholders agreed to distribute MCh$42,847 in earnings, representing 50% of profit for the year ended December 31, 2014.

Main Shareholders

For the periods ended September 30, 2016 and December 31, 2015, the Bank's main shareholders were:

(*) The controlling group Itaú Unibanco Holding S.A. has a total interest of 33.58%.
(**) CorpGroup has an interest of 33.13%, which includes 802,125,023 shares of Saga under custody.

(*) The number of shares for the year 2015 (1,433,689 of Itaú Unibanco Holding and 1 of Boris Buvinic G.) are restated based on the exchange ratio for the business combination that gave rise to Itaú CorpBanca, in accordance with current international standards.

b.	Dividends

Dividends distributed by the entity are detailed as follows:

 (*) This corresponds to the total number of shares of Banco Itaú Chile restated based on the exchange ratio for the business combination that gave rise to Itaú CorpBanca.

c.	Diluted and Basic Earnings

The equity structure of the Consolidated Financial Statements prepared after the reverse acquisition (from April 1, 2016), will reflect the equity structure of the legal acquirer, including the equity interests issued by the legal acquirer in order to complete the business combination.

The average weighted number of outstanding common shares (the denominator in the calculation of earnings per share) for the period in which the reserve acquisition has occurred is calculated as follows:

a. the number of outstanding common shares from the beginning of that period until the date of acquisition (i.e. January 1 to March 31, 2016) must be calculated on the basis of the average weighted number of outstanding common shares of the legal acquiree (accounting acquirer, Banco Itaú) during the period multiplied by the exchange ratio established in the merger agreement; and

b. the number of outstanding common shares from the date of acquisition until the end of that period (i.e. April 1 to September 30, 2016) must be the real number of common shares that the legal acquirer (accounting acquiree, CorpBanca) has had outstanding during that period.

Basic earnings per share for each comparative year prior to the date of the acquisition presented in the Consolidated Financial Statements after a reverse acquisition must be calculated by dividing:

a. the profit of the legal acquiree (Banco Itaú) attributable to the common shareholders in each of those periods by

b. the historical weighted average of the number of common shares outstanding of the legal acquiree multiplied by the exchange ratio established in the acquisition agreement.

Therefore, in order to calculate basic and diluted earnings, the values for number of shares as of December 2015 and September 2015 for Banco Itaú Chile have been restated based on the exchange ratio for the business combination.

For the nine months ended September 30, 2016 and 2015, the Bank’s diluted and basic earnings are detailed as follows:

d.	Valuation Accounts

Fair Value Reserve. This includes accumulated net changes in the fair value of investments available for sale until the investment is recognized or the need to make impairment provisions exists.

Translation Reserves. This includes the effects of converting the financial statements of the New York Branch and Colombian Subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Itaú CorpBanca (the Chilean peso).

Cash Flow Hedge Reserves. This includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which can affect profit and loss for the period.

Foreign Investment Accounting Hedge Reserve. Corresponds to adjustments for hedges of net investments in foreign operations, mentioned above.

The following table presents movements in equity and income taxes for the periods ended September 30, 2016 and December 31, 2015:

e.	Reserves

The values presented in this account correspond to adjustments made as a result of the business combination between Banco Itaú Chile and CorpBanca, as well as retroactive adjustments required by international standards (IFRS/IAS). See detail in Note 2, Section 2.

Note 15 -	Interest and Indexation Income and Expenses

This account includes interest accrued during the period on all financial assets whose implicit or explicit return is obtained by applying the effective interest rate method independent of whether they are valued at fair value, as well as rectifications of products as a result of accounting hedges, which forms part of interest and indexation income and expenses as shown in the Statement of Income for the Period. Interest and indexation is recognized as received for the past-due portfolio, as well as the amount that was not recognized in the Statement of Income for the Year because recognition was suspended on an accrual basis.

a.	For the nine months ended September 30, 2016 and 2015, interest and indexation income is detailed as follows:

a.1) For the nine months ended September 30, 2015, pro forma interest and indexation income is detailed as follows:

a.2) For the year ended December 31, 2015, pro forma interest and indexation income is detailed as follows:

b. For the nine months ended September 30, 2016 and 2015, interest and indexation expenses are detailed as follows:
b.1) For the nine months ended September 30, 2015, pro forma interest and indexation expenses are detailed as follows:

b.2) For the year ended December 31, 2015, pro forma interest and indexation expenses are detailed as follows:

Note 16 -	Fee and Commission Income and Expenses

This account includes all commissions accrued and paid during the period, except those included in the effective interest rate of financial instruments. They consist primarily of:

a)	Fee and commission income:
This account includes financial income for the period from commissions generated by services provided by the Bank and its Subsidiaries, mainly for:

a.1) For the nine months ended September 30, 2015, pro forma fee and commission income is detailed as follows:

a.2) For the year ended December 31, 2015, pro forma fee and commission income is detailed as follows:

b)	Fee and commission expenses:
This account includes expenses for commissions accrued during the period, mainly for:

 Commissions earned for transactions with letters of credit are presented in the Statement of Income within "interest and indexation income".

b.1) For the nine months ended September 30, 2015, pro forma fee and commission expenses are detailed as follows:

b.2) For the year ended December 31, 2015, pro forma fee and commission expenses are detailed as follows:

Note 17 -	Net Financial Operating Income

This account includes adjustments for variations in financial instruments except those attributable to interest accrued using the effective interest rate method on value corrections of assets, as well as gains or losses obtained from sales and purchases.

Net financial operating income contained in the Consolidated Statement of Income consists of the following concepts:
For the nine months ended September 30, 2015, pro forma figures are detailed as follows:

For the year ended December 31, 2015, pro forma figures are detailed as follows:

Note 18 -	Net Foreign Exchange Transactions

This includes the gain or loss from purchases and sales of currency, differences that arise from translating monetary items in foreign currency to the functional currency and from non-monetary assets in foreign currency upon disposal. Net foreign exchange transactions are detailed as follows:
For the nine months ended September 30, 2015, pro forma figures are detailed as follows:

For the year ended December 31, 2015, pro forma figures are detailed as follows:

Note 19 -	Credit Risk Provisions and Impairment

Movements in credit risk provisions and impairment during the nine months ended September 30, 2016 and 2015 and the year ended December 31, 2015, are detailed as follows:

a. For the nine months ended September 30, 2016 and 2015, credit risk provisions and impairment are detailed as follows:

(*) Consolidated Statement of Cash Flows, September 2016 for MCh$156,721 and September 2015 for MCh$41,589.

In management's opinion, the credit risk provisions established cover all potential losses that may arise from not recovering assets, based on the information examined by the Bank and its Subsidiaries.

b. The pro forma values for the nine months ended September 30, 2015 and the year ended December 31, 2015, are as follows:

For the year ended December 31, 2015, this item is detailed as follows:

For the nine months ended September 30, 2015, this item is detailed as follows:

Note 20 -	Payroll and Personnel Expenses

a. Payroll and personnel expenses for the periods ended September 30, 2016 and 2015, are detailed as follows:

b. For the nine months ended September 30, 2015, pro forma figures are detailed as follows:

c. For the year ended December 31, 2015, pro forma figures are detailed as follows:

Note 21 -	Administrative expenses

a. For the nine months ended September 30, 2016 and 2015, administrative expenses are detailed as follows:
(*) This amount corresponds primarily to taxes other than income taxes that affect CorpBanca Colombia and its Subsidiaries (Colombian segment). They are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

b. For the nine months ended September 30, 2015, pro forma figures are detailed as follows:

c. For the year ended December 31, 2015, pro forma figures are detailed as follows:

Note 22 -	Depreciation, Amortization and Impairment

a. Amounts charged to profit and loss for depreciation, amortization and impairment during the periods ended September 30, 2016 and 2015, are detailed as follows:

a.1) Pro forma balances for the periods ended September 30, 2015 and December 31, 2015, are detailed as follows:

b. Impairment:

b.1) For the nine months ended September 30, 2016 and 2015, impairment expenses are detailed as follows:

(1)
Impairment for technological obsolescence as a result of new regulations on ATMs (Decree 222 dated October 30, 2013 from the Ministry of Internal Affairs and Public Safety), accounted for in accordance with IAS 36 “Impairment of Assets”.

At each reporting date, Banco Itaú CorpBanca and its Subsidiaries (the Group) will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset's recoverable amount.

b.2) Pro forma balances for the periods ended September 30, 2015 and December 31, 2015, are detailed as follows:

A) Financial Assets
As of each reporting date, Banco Itaú CorpBanca and its Subsidiaries assess whether there is objective evidence that any financial asset or a group of financial assets may be impaired. Financial assets or asset groups are considered impaired only if there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset or asset group that can be reliably estimated. Evidence of impairment may include, among other examples, debtors or a group of debtors with significant financial difficulties, non-compliance or delinquency in principal or interest payments, the potential to declare bankruptcy or undergo another form of financial reorganization, or observable data that indicate a measurable reduction in estimated future cash flows.

B) Non-Financial Assets
The carrying amounts of these assets, evaluated in accordance with IAS 36 “Impairment of Assets”, are reviewed regularly, or at least every reporting period, to determine whether indications of impairment exist. If such indication exists, the recoverable amount of the asset is then estimated. The recoverable amount of an asset is the greater of the fair value less costs to sell, whether for an asset or a cash generating unit, and its value in use. That recoverable amount will be determined for an individual asset, unless the asset does not generate cash flows that are largely independent from the cash flows of other assets or asset groups.

The above also includes conducting impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year, in accordance with IAS 36. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current period, it will be tested for impairment before the year ends.

Similarly, impairment of goodwill is determined by evaluating the recoverable amount of each CGU (or group of CGUs) to which goodwill is allocated. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized; goodwill acquired (generated) in a business combination shall be distributed as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree's assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

Upon evaluating whether any indication of impairment exists for an asset, the entity shall consider at least the following factors:

External sources of information:
(a) during the period, an asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use.
(b) adverse conditions in the technological, market, economic or legal environment.
(c) increase in interest rates.
(d) market value of equity lower than carrying amount.

Internal sources of information:
(a) evidence of obsolescence of physical damage of an asset.
(b) plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite.
(c) decrease or expected decrease in an asset's performance.

In the event of objective impairment, the carrying amount of an asset will be reduced until the recoverable amount if, and only if, the recoverable amount is less than the carrying amount. This reduction is an impairment loss.

Impairment losses are recognized immediately in the Statement of Income unless the asset is accounted for at revalued value in accordance with other standard. Any impairment loss in revalued assets is treated as a decrease in the revaluation made in accordance with that standard. When the estimated amount of an impairment loss is greater than the carrying amount of the asset to which it is related, the entity will recognize a liability if, and only if, it were obligated to do so by another standard. After recognizing an impairment loss, charges for depreciating the asset are adjusted for future periods in order to distribute the asset's revised carrying amount, less its potential residual value, systematically over the remaining useful life.

If an impairment loss is recognized, the deferred tax assets and liabilities related to it will also be determined by comparing the asset's revised carrying amount to its tax basis in accordance with IAS 12 “Income Taxes”.

Note 23 -	Related Party Transactions

In conformity with the General Banking Law the instructions issued by the SBIF, a related party is defined as an individual or legal entity related to the property or management of an institution, either directly or through a third party.

Article 89 of the Corporations Law, which also applies to banks, establishes that any transaction with a related party must take place under arm’s length conditions similar to those prevailing in the market.

For publicly-held corporations and their subsidiaries, transaction with related parties is defined as any negotiation, act, contract or transaction in which the company must intervene, while related party is defined as the entities of the corporate group to which the company belongs; the legal entities that, with regard to the company, are considered its parent company, affiliate, subsidiary, associate; individuals that are directors, managers, administrators, key executives or liquidators of the company, on their own behalf or in representation of persons other than the company and their respective spouses until a second degree blood relationship, as well as any entity controlled directly or indirectly through any of them; and any person that alone or with other persons through an agreement of joint action can designate at least one member of the company's management or control 10% or more of its capital, with voting rights, if the company has shares; those that establish the company's bylaws or are justifiably identified by the directors' committee; and those in which he has performed the function of director, manager, administrator, key executive or liquidator of the company within the last 18 months. Article 147 of the Corporations Law sets forth that a publicly held corporation may only carry out transactions with related parties when they are intended to contribute to the corporate interest and are adjusted in price, terms and conditions to those prevailing in the market at the time of their approval and that meet the requirements and procedures indicated in that standard. Moreover, Article 84 of the General Banking Law establishes limits on loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

a.	Loans to Related Parties

As of September 30, 2016 and 2015 and December 31, 2015, loans to related parties are detailed as follows:

Pro forma values of loans to related parties as of December 31, 2015 and September 30, 2015, are detailed as follows:

As of December 31, 2015:

As of September 30, 2015:

b.	Other Related Party Transactions

For the periods ended September 30, 2016 and 2015, and December 31, 2015, the Bank has carried out the following transactions with related parties for amounts greater than 1,000 UF.

These transactions were carried out under normal market conditions prevailing when the contracts were signed.

The pro forma values as of December 31, 2015 and September 30, 2015, are as follows:

c.	Donations

The pro forma values as of December 31, 2015 and September 30, 2015, are as follows:

Note 24 -	Fair Value Assets and Liabilities

This disclosure was prepared based on the guidelines in Chapter 7-12 from the SBIF and IFRS 13, always taking care to comply with both standards. This standard applies to both financial assets and non-financial assets measured at fair value (recurring and non-recurring).

The following section details the main guidelines and definitions used by the Group:

Fair Value The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal27 or most advantageous28 market and is not forced (i.e. it does not consider factors specific to the Group that may influence a real transaction).

Market participants. Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a.
They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures”, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

b.
They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

c.	They are able to enter into a transaction for the asset or liability.
d.	They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

Fair value measurement. When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest.

Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Highest and best use of non-financial assets.. The fair value measurement of these assets takes into account the market participant's ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

Group's own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

___________________________________________

27 The market with the greatest volume and level of activity for the asset or liability.
28 The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

a.
A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.

b.
An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date.

Default risk. The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity's own credit risk. This risk is assumed to be the same before and after the liability is transferred.

Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them.

Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention. The first two are the most frequently used by the
Group:

a.
Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business).

b.
Income approach.. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts.

c.	Cost approach.. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

a.	An estimate of future cash flows for the asset or liability being measured.
b.	Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.
c.
The time value of money, represented by the rate on risk-free monetary assets that have maturity dates or durations that coincide with the period covered by the cash flows and pose neither uncertainty in timing nor risk of default to the holder (i.e. a risk-free interest rate).

d.	The price for bearing the uncertainty inherent in the cash flows (i.e. a risk premium).
e.	Other factors that market participants would take into account in the circumstances.
f.	For a liability, the non-performance risk relating to that liability, including the entity’s (i.e. the debtor’s) own credit risk.

Fair value hierarchy It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Determination of fair value
The following table summarizes the fair values of the Bank’s main financial assets and liabilities as of September 2016 and December 2015, including those that are not recorded at fair value in the Consolidated Statement of Financial Position.

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group's profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

The following section describes the methods used to estimate fair value:

1.1.1	Fair Value Measurement of Assets and Liabilities Only for Disclosure Purposes (Non-Recurring)

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their carrying amount given their short-term nature.
These items include:

•	Cash and due from banks.
•	Transactions pending settlement.
•	Payables from buyback agreements and securities lending.
•	Current accounts and other demand deposits.
•	Other financial obligations.

Loans

The fair value of loans is determined using a discounted cash flow analysis, using the Group's cost of funds rate in the different countries where it does business, adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on observed market variables and the Group's qualitative and quantitative credit risk methodologies in accordance with internal policy. The line items include:

•	Loans and advances to banks.
•	Loans to customers.

In comparing the market value as of September 30, 2016 and December 31, 2015, it is important to note that the instruments were valued in December using a rate free of liquidity and credit risk.

Financial instruments held to maturity

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using a cost of funds rate curve that reflects current market conditions at which the entity's debt instruments are traded. Medium and long-term liabilities include:

•	Savings accounts and time deposits.
•	Borrowings from financial institutions.
•	Debt issued.

1.1.2	Fair Value Measurement of Assets and Liabilities for Accounting Purposes (Recurring)

Financial Instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

•	Trading securities.
•	Financial assets available for sale.

Financial Derivative Instruments

The estimated fair value of derivative instruments is calculated using prices quoted on the market for financial instruments of similar characteristics. The methodology, therefore, recognizes the credit risk of each counterparty. The adjustments are known internationally as the counterparty value adjustment (CVA), which consists of an adjustment for debtor risk (credit value adjustment or CVA) and for creditor risk (debit value adjustment or DVA). The sum of these adjustments gives the effective counterparty risk that the derivative contract must have. These adjustments are recorded periodically in the financial statements. As of September 2016, the portfolio of derivative contracts in both Chile and Colombia had an aggregate effect of MCh$(9,635), detailed as follows:
1.2	Fair value hierarchy

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation.

•
Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly.

In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter (OTC) markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument's cash flows.

•
Level 2: the specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts.

For derivative instruments within this category, quotes from other-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument's cash flows or the price volatility of an asset. Finally, cash flows are discounted.

The Black and Scholes model is used for options based on prices of brokers in the OTC market.

For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

•
Level 3: this is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category:

Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (cámara), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap.

In addition, the Bank offers American forwards to meet its customers' needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.

None of these products generate significant impacts on the Bank's results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the model's parameters are very stable.

The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

The following table summarizes the fair value hierarchy for the Group's recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
I	Currency	N/A	OTC, Bloomberg	Directly observable price.
	Shares	Various	Santiago Exchange	Directly observable price.
	Mutual Funds	Asset Managers	SVS	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Internal rate of return (IRR) based on prices.
II	Derivatives	N/A	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money Market Instruments	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Interest rate curves based on prices.
	Money Market Instruments	Banks	Santiago Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc.
III	Derivatives, active banking rate (TAB)	N/A	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	N/A	Bloomberg	Black and Scholes with inputs from European options.

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for period-end in September 2016 and year-end in December 2015.

1.2.1	Transfers Between Level 1 and Level 2

The following table details transfers of assets and liabilities between Level 1 and Level 2 during 2016.

During 2016 and 2015, no assets were transferred between levels 1 and 2.

1.2.2	Disclosures Regarding Level 3 Assets and Liabilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:
•
Financial derivative instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.

•	American forward options.

As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables.

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

None of these products generate significant impacts on the Bank's results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book's sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of period-end in September 2016 and year-end in December 2015.

1.2.3	Hierarchy for Remaining Assets and Liabilities

The following table classifies assets and liabilities not measured at fair value on a recurring basis, in accordance with the fair value hierarchy as of period-end September 2016 and year-end December 2015.

Note 25 -	Risk Management

1.	Introduction:

As a result of its activities, the Bank and its Subsidiaries are exposed to several types of risks mainly related to its loan portfolio and financial instruments.

Risk management policies are established with the objective of identifying and analyzing the risks faced by the Bank, setting adequate limits and controls and monitoring risks and compliance with limits.  Risk management policies and structures are reviewed regularly in order to reflect changes in the Bank's activities.  The Bank, through its standards and procedures, aims to develop an appropriate control environment in which all associates understand their roles and responsibilities.

The following sections describe the Bank’s main business activities and policies as they relate to risk management.

Risk Management Structure:

Board of Directors

At the Bank and its Subsidiaries, the Board of Directors plays a leading role in corporate governance. It is responsible for establishing and monitoring the Bank's risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the SBIF. One of the principal functions of the Board of Directors is to ensure that measures are in place to monitor, evaluate and guide senior management to ensure that their actions are in line with best practices.  To accomplish this, various committees, support areas, codes and manuals have been developed, which lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank's risks.

Audit Committee

The Audit Committee’s objective is to monitor the efficiency of the Bank’s internal control systems and compliance with regulations and other internal standards. It is also responsible for supervising the different aspects of maintenance, application and functioning of the Bank's internal controls, closely monitoring compliance with standards and procedures regulating its practices, and having a clear understanding of the risks that can arise from the business conducted by the Bank.

The committee is linked to the Board through the participation of at least two board members named by the Board itself. These members must report to the Board situations and events analyzed by the Committee, thus holding the Bank's board members responsible for complying with both self-control policies established and practiced by the entity as well as laws and regulations to which it is subject.

The Audit Committee must reinforce and support both the function of the Bank’s Office of the Comptroller and its independence from management and serve, at the same time, as a link between the internal audit department and the independent auditors as well as between these two groups and the Board of Directors.

Directors' Committee

The Directors' Committee's objective is to strengthen the self-regulation of the Bank and other entities under its control, making the Board's work more efficient through increased oversight of management’s activities.

It is also responsible for making the agreements necessary to protect shareholders, especially minority shareholders, examining executive compensation systems and approving related-party transactions.

In its role as overseer of corporate activity, the committee must inform the market of any violations or major corporate events as well as transactions that the company carries out with related parties of the controlling shareholder or takeovers of any form.

Corporate Governance Committee

For the purposes of this committee, which is aware of how difficult it is to bring together all aspects of good corporate governance under one definition, corporate governance shall be defined as the set of bodies and institutional practices that impact a company's decision making process, contributing to sustainable value creation in a framework of transparency, proper management, risk control and corporate responsibility towards the market.

Therefore, appropriate corporate governance in a bank must align organizational incentives and promote the rights of shareholders and other direct or indirect stakeholders.

The Corporate Governance Committee is a consultation body of the Board of Directors whose mission is to ensure the existence and development within the Bank of the best corporate governance practices for financial entities. To this end, it will evaluate the current practices and policies, propose and make recommendations to the Board of Directors on improvements, reforms and adjustments that it deems appropriate and work to ensure proper implementation and application of these corporate governance practices and policies defined by the Bank's Board.

Executive Loan Committees

The Executive Loan Committee's objective is to approve transactions and matters submitted to it in accordance with defined limits and procedures, ensuring application and compliance of credit risk policies defined by the Bank and in strict adherence of current regulations.

Asset-Liability Committee (ALCO)

After the Board and its specialized committees, the Asset-Liability Committee (hereinafter also “ALCO”) is the next highest body involved in managing the institution's financial policies.

The committee's main purpose is to comply with the financial guidelines set by the Board. In this spirit, it must approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

It will consider the diverse alternatives available to make decisions that ensure the highest and most sustainable returns with financial risk levels that are compatible with the business, current regulations and internal standards.

Asset Laundering, Terrorism Financing and Bribery Prevention Committee

This committee's main purpose is to plan and coordinate activities to comply with policies and procedures to prevent asset laundering, terrorism financing and bribery, to maintain itself informed of the work carried out by the Compliance Officer, who has also been designated as the head of prevention in conformity with Law No. 20,393, as well as to adopt agreements to improve prevention and control measures proposed by the Compliance Officer.

Operational Risk Committee

This committee's objective is to evaluate the status of critical processes that are directly related to the Bank's Operational Risk and Internal Controls, in accordance with current SBIF standards in order to improve any weaknesses that the Bank may present and ensure proper implementation of regulatory changes.  It is also responsible for attaining critical processes under an internal control environment that enables the Bank to operate stably and consistently, thus procuring desired levels of reliability, integrity and availability for information resources.

Compliance Committee

The Compliance Committee’s main purpose is to define, promote and ensure that the conduct of all Itaú CorpBanca employees meets the highest possible standards of personal and professional excellence. Employee conduct should, at all times, be guided by the principles and values that embody our organization’s spirit, philosophy and good business practices. It is also responsible for ensuring that the Regulatory Compliance Model is properly applied in accordance with definitions set by this committee, and for maintaining itself informed of the work carried out by the Compliance Officer on such matters, as well as adopting agreements to improve control measures proposed by the Compliance Officer.

Office of the Controller

The main function of the Office of the Controller is to support the Board of Directors and senior management to ensure maintenance, application and proper functioning of the Bank’s internal control system, which also entails supervising compliance with rules and procedures.

Code of Conduct and Market Information Manual

The objective is to continue progressing to become the best bank and have first-rate human capital.  All associates, directors and Subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possible standards.

In response to our clients' trust and recognition, which are vital to our success, all associates and directors should strive to retain this trust, strictly complying with the General Code of Conduct.

2.	Main Risks Affecting the Bank and its Subsidiaries:

Credit risk is the risk of potential loss faced by the Bank if a customer or counterparty in a financial instrument does not comply with its contractual obligations to the Bank.

The Corporate Risk Division is responsible for identifying, analyzing and monitoring risk at the Bank.

2.1 Quantitative and Qualitative Disclosures about Credit Risk

For Itaú CorpBanca, proper risk management in all areas, particularly regarding credit risk, is one of the core pillars of the Bank's portfolio management efforts, striving to maintain a proper risk/return ratio.

The Bank's risk philosophy outlines three lines of defense: first, its business areas; second, the credit risk areas and third, the Internal Auditing Area.

The credit risk areas are fully autonomous from the business areas. Their size and organizational structure are in accordance with the size of their portfolio and the complexity of their transactions.

Each credit risk area uses tools and methodologies tailored to the particular segments it serves to manage and monitor credit risk.  This allows them to properly control risk based on the size and complexity of the transactions carried out by the Bank.

Credit risk management is based on the following key elements:

•	Loan policies.
•	Loan approval processes.
•	Sound risk culture that is consistent with the Bank's strategy.
•	Regulatory and preventative outlook on risk.
•	Human resources with considerable expertise in loan-related decision making.
•	Active participation from Credit Risk Division in the approval process, using a market segmented structure.
•	Defined monitoring and collections processes with involvement from the Commercial and Risk Areas.
•	Dissemination of a risk culture throughout the Bank with internal and external training programs for the Commercial and Risk Areas.

The Bank also has Credit Committees, which include Risk Managers that determine debtor risk ratings. The Bank also has Credit Committees, which include Risk Managers that determine debtor risk ratings.

These committees define individual and group exposure levels with customers as well as mitigating conditions such as collateral, loan agreements, etc. As part of the policies it defines that all customers must be analyzed at least once a year when the credit line is renewed or when a warning is activated, whichever occurs first.

The Bank’s risk management tool divides its portfolio into the following categories:

•	Normal Risk Portfolio.
•	Substandard Portfolio.
•	Default Portfolio.

Normal Risk Portfolio.

•	This includes debtors with payment capacity to comply normally with their obligations and commitments whose economic and financial situation shows no signs that this may change.

•
They are evaluated by analyzing a general parametric model with three qualitative factors (industry, shareholders and access to credit) and three quantitative financial rating parameters, which are weighted based on the Bank's total sales.

Substandard Portfolio

It includes debtors with financial difficulties that significantly affect their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreed-upon terms, showing little room to meet its financial obligations in the short term. Among other customers, this portfolio includes debtors with recent balances between 30 and 89 days past due that can be attributed to the company's performance.

They are evaluated by analyzing a default parametric model that includes payment behavior and also considers the impact of negative results (losses).

Default Portfolio

This portfolio consists of debtors managed by the Normalization Area, including customers with individual default ratings and all customers that have defaulted on any loan as a result of payment capacity problems, regardless of their rating.

The Rating and Asset Control Area reviews compliance with this provision on a monthly basis.

Contingent Commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include guarantors and pledges, documentary letters of credit, performance and bid bonds and commitments to grant loans, among others.

Cosignatories and sureties represent an irrevocable payment obligation.  In the event that a customer with a co-signer does not fulfill its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of a customer that are guaranteed by merchandise on board, which therefore have less risk than direct indebtedness.  Performance and bid bonds are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, guaranteed by them.

Financial Instruments

For this type of asset, the Bank measures the probability of not being able to collect from issuers using internal and external ratings such as risk rating agencies that are independent from the Bank.

Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank's favor. The main guarantees provided by customers are detailed as follows:

•	For loans to companies, the main guarantees are:
•	Machinery and/or equipment
•	Projects under construction, buildings with specific purposes and
•	Urban plots or land.

•	For loans to individuals, the main guarantees are:
•	Houses
•	Apartments

Credit Quality by Financial Asset Class

The credit quality of financial assets is described in conformity with the SBIF Compendium of Accounting Standards.  The following table summarizes financial assets by credit quality:

FINANCIAL RISK MANAGEMENT

I) Definition and Principles of Financial Risk Management

While there is no single definition of financial risk, the Bank defines this risk as the possibility of an event having unexpected financial consequences on the institution. Although this definition involves a strong adversity component, it also involves an important opportunity component. Therefore, the purpose of financial risk management is not to eliminate this risk, but rather to limit its exposure to negative events in line with the risk appetite of the Bank's shareholders and the regulations that govern the institution. The main financial risks to which the Bank is exposed are: Market Risk, Liquidity Risk and Counterparty Risk.

I.1)   Market Risk

Market risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the trading and banking books. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost.  The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

I.1.a) Exchange Rate Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions. The main sources of foreign exchange risk are:

•	Positions in foreign currency (FX) within the trading book.
•	Currency mismatches between assets and liabilities in the banking book.
•	Cash flow mismatches in different currencies.
•
Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the Bank's income statement and equity. This effect is known as "translation risk".

I.1.b) Indexation Risk

Indexation risk is the exposure to changes in indexed units (e.g. UF, UVR or others) linked to domestic or foreign currency in which any instruments, contracts or other transactions recorded in the balance sheet may be denominated.

I.1.c) Interest Rate Risk

Interest rate risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the banking book such as fees. Fluctuations in interest rates also affect the Bank's economic value.

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value.

Movements in interest rates can be explained by at least the following risk factors:

•	Systemic risk
•	Funding liquidity risk
•	Credit risk.
•	Specific risk

I.1.d) Prepayment or Call Risk

This risk arises from the possible prepayment (partial or full) of any transaction before its contractual maturity, generating the need to reinvest the freed cash flows at a different rate than that of the prepaid transaction.

I.1.e) Underwriting Risk

This risk arises as a result of the Bank underwriting a placement of bonds or other debt instruments, taking on the risk of coming to own the portion of the issuance that could not be placed among potential interested parties.
I.1.f) Correlation Risk

Correlation risk is the exposure to changes in estimated correlations between the relative value of two or more assets, or a difference between the effective and estimated correlation over the life of the transaction.

I.1.g) Market Liquidity Risk

Market liquidity risk is the exposure to losses as a result of the potential impact on transaction prices or costs in the sale or closure of a position. This risk is related to the particular market's degree of depth.

I.1.h) Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as the exposure to changes in the perceived volatility of these factors.

I.2) Funding Liquidity Risk

Funding liquidity risk is the exposure of the Bank and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

 ● The liquidation of positions, when it so decides, to occur without significant losses.

 ● The commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.

 ● The Bank to avoid fines or regulatory penalties for not complying with regulations.

I.3) Counterparty Risk

Credit default risk is the risk of loss arising from non-compliance by a given counterparty, for whatever reason, in paying all or part of its obligations with the Bank under contractually agreed-upon conditions. This risk also includes a given counterparty's inability to comply with obligations to settle derivative operations with bilateral risk.

The Bank diversifies credit risk by placing limits on the concentration of this risk in any one individual debtor, debtor group, product, industry segment or country. Such risks are continuously monitored and the limits by debtor, debtor group, product, industry and country are reviewed at least once per year and approved by the respective committee.

Exposure to credit risk is evaluated using an individual analysis of the payment capacity of debtors and potential debtors to meet their obligations on time and as agreed.

Furthermore, the Bank has strict controls for derivative contracts negotiated directly with its counterparties. This exposure is managed using limits per customer based on a risk methodology equivalent to credit risk exposure. Lastly, the values of derivatives are adjusted to reflect the expected loss from the counterparty.

II) Financial Risk Management

The process of managing financial risks is an ongoing, interlinked process that begins by identifying the risks to which the institution is exposed. After that, the Bank calculates the potential impact of that exposure on its profit or loss and limits it to a desired level. This involves actively monitoring risk and studying how it evolves over time. The risk management process can be subdivided into the following stages:

II.1) Identification of Financial Risks

The Financial Risk Division has a highly technical team that is constantly monitoring the activities of the Bank and its subsidiaries to search for potential risks that have not been quantified and controlled. Itaú CorpBanca has a structure that facilitates this role of identifying risks by preserving the division's independence and ensuring active participation from management in creating/modifying products. After a risk is identified, it is quantified to see the potential impact on value creation within the institution.

II.2) Quantification and Control of Financial Risk Exposure

Once a risk has been identified, the Financial Risk Division is responsible for mapping the risk using the appropriate quantification metrics. The Board and senior management are aware of the methods used to measure exposure and are responsible for setting the institution's desired risk appetite levels (by business unit, associate, risk factor, area, etc.), always taking care to adhere to current regulations. The limit setting process is the instrument used to establish the equity available to each activity.  Limit determination is, by design, a dynamic process that responds to the risk level considered acceptable by senior management.

The Financial Risk Division requests and proposes a system of quantitative and qualitative limits and warning levels that affect liquidity and market risk; this request must be authorized by the ALCO and the Board.  It also regularly measures risk incurred, develops valuation tools and models, performs periodic stress testing, measures the degree of concentration with interbank counterparties, drafts policy and procedure handbooks and monitors authorized limits and warning levels, which are reviewed at least once per year.

The limit structure requires the division to carry out a process that includes the following steps:

 ●  Efficiently and comprehensively identify and outline the main types of financial risks incurred so that they are consistent with the running of the business and the defined strategy.

 ●  Quantify and communicate to business areas the risk levels and profile that senior management considers acceptable in order to avoid incurring undesired risks.

 ●  Give business areas flexibility to take on financial risks in an efficient and timely manner based on changes in the market and business strategies, and always within the risk levels considered acceptable by the entity.

 ●  Enable business generators to take on a cautious yet sufficient level of risk in order to achieve budgeted results.

 ●  Outline the range of products and underlying assets with which each treasury unit can operate, based on characteristics like the model, valuation systems and liquidity of the instruments involved, among other factors.

The metrics, by type of risk used to quantify exposure or demonstrate that a risk has been materialized are detailed below:

II.2.a) Market Ri Metrics

Given the complexity and relevance of the portfolios managed by Itaú CorpBanca, the following instruments have been chosen to control market risk based on the characteristics of the trading and banking book portfolios:

Value at Risk (VaR) Calculation

Given the complexity and relevance of the portfolios managed by Itaú CorpBanca, the following instruments have been chosen to control market risk based on the characteristics of the trading and banking book portfolios:

•
Calculation of Historical Value at Risk (non-parametric): this measurement provides the maximum potential economic loss at a certain confidence level and a given time horizon. Historical VaR, as opposed to Statistical or Parametric VaR, is based on the observed distribution of past returns, does not need to make assumptions of probability distributions (frequently normal distribution) and, therefore, does not need a mean (assumed 0), standard deviation and correlations across returns (parameters). The Bank uses a 99% confidence level and a time horizon of 1 day.

•
Calculation of volatility-adjusted Historical Value at Risk (non-parametric): this measurement is based on the above and the P&L vector is adjusted according to whether it is facing a period of greater or less volatility.

The Board defines limits on the Value at Risk (as of the end of the first half of 2016 it uses the volatility-adjusted Historical VaR method) that can be maintained, which is monitored on a daily basis. The measurement is also subjected to backtesting to verify that the daily losses that effectively occurred do not exceed VaR more than once every 100 days.  The result is monitored daily to confirm the validity of the assumptions, hypothesis and the adequacy of the parameters and risk factors used in the VaR calculation.  The Bank in turn calculates VaR for sub/portfolios and risk factors, which allows it to quickly detect pockets of risk. Since VaR does not consider stress scenarios, they are complemented by stress testing, which is detailed below.

Stress Scenarios

The Bank uses the following methodologies to quantify its exposure to stress scenarios.

•
New Worst Scenario: This metric consists of the three worst submetrics, the first of which is a 10-day VaR, the second is standard shocks of 10% to the different risk factors to which the Bank is exposed and the last is similar to the second but with shocks from a risk factor voting process involving different areas (local and overseas) and with dynamic weighting based on the degree of “success” attained in the prior votes.

•	Worst Combination: This is based on the last of the three preceding metrics but includes the mega-pessimistic scenario and looks for the worst result by risk factor.
•	Accounting Worst Combination: This is also based on the same three metrics in the first point but includes the position mapping is done from a perspective of accounting exposure.
•	Historical Scenarios: Quantification of loss in value in stress situations experienced in the past (subprime crisis, September 11th, etc.).

Sensitivity Measurements

•
Gap Analysis: Representation by risk factor of cash flows expressed in fair value, assigned at the maturity date and by currency.  It facilitates the detection of concentrations of interest rate risk over different time frames.  All balance sheet and off-balance sheet positions must be ungrouped into cash flows and placed at the repricing / maturity point. For those accounts that do not have contractual maturities, an internal model is used to analyze and estimate their durations and sensitivities.

•
Quantification of currency positions other than CLP and exposure to indexation: The sum of the positions detailed above are classified by book and by their effect on the Bank's financial statements, reflecting the spot exposure to each risk factor. It is important to highlight the impact of structural exchange rate risk arising from the Bank's positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the results and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges. The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of June 30, 2016, greater ongoing exposure was concentrated in Colombian pesos (approximately US$1.0 billion). The Bank hedges part of these positions on a permanent basis using currency derivatives. The Bank's current exposure to USDCLP, EURUSD and CLFCLP risk on P&L is detailed as follows.

•	Sensitivity (DV01): Measure of sensitivity of portfolio results if the zero coupon interest rate of the risk factor increases by 1 basis point (0.01%) for different maturities and in annualized terms.

Regulatory Risk Measurements

The standardized methodology provided by the Chilean Central Bank (Chapter III-B-2.2 of the Compendium of Financial Standards) and complemented by the SBIF (RAN 12-21), is a risk measurement based on the standard methodology of the Basel Committee, which is designed to determine exposure to market risks for the Banking and Trading Books using adjustment and sensitivity factors.

The Chilean Central Bank establishes a regulatory limit for the sum of all interest rate risk in trading positions (including derivatives) and currency risk.  The Bank, on an individual level, must continuously observe those limits and report to the SBIF on a weekly basis regarding its positions at risk and compliance with those limits.  It must also inform the SBIF each month on the consolidated positions at risk of subsidiaries and foreign subsidiaries.  The regulatory limit establishes that regulatory capital must be adequate enough to cover the sum of 8% of credit and market-risk weighted assets.

Risk Measurements for Options

Options are products with special features, such as having non-linear exposure with respect to the price of the underlying asset. This is why the Bank measures each of “the Greeks” of the options, mainly delta, gamma and vega. The first Greek is part of the Bank's currency position that has limits for each of the related books. The other two measurements have independent limits and are also monitored on a daily basis.

Other Internal Risk Measurements

•
Measuring Positions: An important part of management control is the daily monitoring of positions, performing an exhaustive analysis of the changes that take place in portfolios in order to detect any possible incidences for immediate correction.

•
Measuring Volatility: Analysis of volatilities by maturity and risk factor in order to observe market movements. This complements the VaR analysis by enabling the Bank to understand the movements that are generated.

Use of Limits and Market Risk Positions:

As of period-end 2016 and 2015, the main market risks are concentrated in interest rate risk in the Trading Book and interest rate and indexation risk in the Banking Book as a result of the Bank's structural position.  The uses of the main market risk limits as of September 30, 2016 and 2015, are:

Chile:

                Note: comparative basis for 2015 is only Itaú Chile

Colombia:

The regulatory model for market risk in Colombia is based on the standard Basel model, separated into risk factors (i.e. interest rate, exchange rate and stock price).  The volatilities applied to each of the factors are established by regulators. This result is used to calculate the solvency margin, to which a factor equivalent to 100/9 is applied.

Consolidated:

With respect to the consumption of consolidated limits from a stress perspective and classified based on its impact on the financial statements, we have the following uses:

The consumption of P&L with a stress outlook is MCh$9,027, which is equivalent to a VaR of MCh$1,805.

II.2.b) Liquidity Risk Metrics

Liquidity risk measurements are focused mainly on quantifying whether the institution has sufficient resources to meet its intraday and interday obligations under both normal and stress conditions. They also include a framework of indicators to forecast the materialization of liquidity stress scenarios and clarity as to the steps to follow once the risk has materialized.

Liquidity Gap - Chile

The liquidity gap provides information regarding contractual cash inflows and outflows expected for a given period in each of the currencies in which the Group operates.  It measures the need or the net excess funds at a given date and reflects the level of liquidity maintained under normal market conditions.  Two types of liquidity gap analyses are performed based on the balance sheet item in question:

•
Contractual liquidity gap: In accordance with SBIF chapter 12-20, all on and off-balance-sheet cash flows are analyzed provided that they contribute cash flows at their contractual maturity point.  For assets without contractual maturities, it uses an internal analysis model based on a study of the statistical behavior of products and it determines the stable and unstable balance for liquidity purposes.  A similar methodology is used to analyze the loan portfolio in order to determine the gap between the assets and their contractual cash flows as a result of payment delinquency.

•
Adjusted liquidity gap: local regulations establish that, with prior authorization from the regulator, cash outflows to retail counterparties may be assigned a different maturity than their contractual maturity based on their statistical behavior. However, at least 25% of obligations with retailers in local currency should be maintained within contractual maturities and 40% for foreign currency obligations.

The limits that govern the Bank are:

•	Foreign currency gap 30 days (adjusted): The sum of the maturity mismatches for local and foreign currency, corresponding to the maturity tranches up to 30 days may not exceed core capital.
•	Total gap 30 days (adjusted): This requirement must also be met for the sum of foreign currency mismatches for those maturity tranches.
•	Total gap 90 days (adjusted): The sum of the maturity mismatches for tranches up to 90 days in both local and foreign currency may not exceed twice core capital.

The following table shows the use of regulatory maturity mismatches with respect to the adjusted consolidated “Liquidity Situation”:

Note: comparative basis for 2015 is only Itaú Chile
Liquidity Gap - Colombia

In the Colombian market, the regulatory measurement known as the standard LRI model measures 7 and 30-day liquidity gaps. It allows entities to quantify the level of minimum liquid assets, in domestic and foreign currency, that they should maintain each day in order to, at a minimum, meet their payment obligations fully and on time. Entities must be capable of measuring and forecasting the cash flows of their assets, liabilities, off-balance sheet positions and derivative instruments for different time horizons in both normal scenarios and crisis scenarios where cash flows vary significantly from expectations as a result of unforeseen changes in markets, the entity or both.

The following tables show the evolution of the 7 and 30 day LRI in Colombia in 2016.
               Consolidated 7-day and 30-day LRI - Colombia

Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR)

These are liquidity ratios proposed by the “Basel III Committee on Banking Supervision” (“BIS III”) that were adopted by the Chilean Central Bank and the SBIF with some minor local adjustments. The LCR aims to measure the sufficiency of high-quality assets to face a 30-day funding stress scenario. At a minimum, the institution must survive until the thirtieth day of the stress scenario with funding from liquid assets in its portfolio because, as described in the standard, managers and/or supervisors would have been able to establish timely corrective measures. On the other hand, the NSFR focuses on maintaining sufficient stable funding to meet (long-term) stable funding needs. The Bank calculates LCR and NSFR using the methodologies defined by the local regulator and the Brazilian regulator. In both cases, LCR has a limit of 100%.

In addition to calculating the daily LCR, the Bank forecasts the indicator under different assumptions and considering the maturity structure. This tool enables the ratio to be effectively managed by providing evidence of potential maturity concentrations.

Liquidity Warning Levels

Warning levels seek to provide evidence or signs of potential adverse liquidity events. The most relevant warning levels include:

•	Counterparty and maturity concentration: Maps are used to monitor counterprty deposit resources and maturities in order to detect concentrations that can commit minimum cash levels.
•	Currency concentration: The preceding concentration is also analyzed by currency to identify any currency mismatch that cannot be covered due to a tight currency market.
•
Product concentration: The Bank also studies the concentration of deposits by product and the evolution of this type of funding. Monitoring product concentration enables us to further diversify our funding sources and focus strategies to improve the quality and quantity of the resources obtained. Studying stocks also enables us to both identify abnormal volatilities in these funding sources that can quickly become possible undesired liquidity problems and also to suggest action plans for managing them. The following figure shows the composition of the main funding sources:

•
Reserve management: Accumulated reserves (surplus or deficit) must be compared with reserve requirements for the full remainder of the period.  In addition to preventing regulatory violations, it aims to optimize resources.

•
Evolution of funding rates: The Bank's cost of funding is studied by segment and is also compared with industry figures. This indicator enables us to demonstrate any rise in the cost of funding for the market or a relative rise in the Bank's cost of funding and, based on this, to identify the reasons underlying this rise and take the proper corrective actions.

•
Diversification of liquid assets: the Bank continuously monitors the composition and amount of its liquid assets in order to maintain a balanced composition to better meet its liquidity needs. The following table details the composition and amount of our liquid assets as defined by the Chilean Central Bank:

   Note: comparative basis for 2015 is only Itaú Chile

Stress Tests

Stress testing is a tool that complements the analysis of liquidity risk management as it enables the Bank to know its ability to respond in the event of extreme illiquid conditions and to trigger its contingency plans, if necessary, to address such conditions.

In particular, three types of scenarios are modeled:

•
Individual Crisis: the financial system losses confidence in the Bank, which translates into important withdrawals from demand accounts, decreases in deposits and bond investments by customers and penalties to its funding rates.

•
Systemic Crisis: the weakening (whether local, global or both) of financial, economic and credit conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, massive outflows of capital, increases in the use of lines of credit, decreases in credit risk exposure (which is replaced by sovereign risk) and downward adjustments in expectations for the monetary policy rate.

•
Systemic Crisis combined with Individual Crisis: situation that combines characteristics of an individual crisis and a systemic crisis. In this situation, the Bank would be in an even more difficult situation since, for example, the system would take conservative positions and that would decrease the resources obtained from selling loan portfolios with high credit quality.

Contingency Plan

Liquidity management at Itaú CorpBanca is focused on taking all measures necessary to prevent a crisis. The causes of a liquidity crisis cannot always be predicted. As a result, contingency plans focus on modeling actions to be taken in the event of potential crisis by analyzing different scenarios, identifying types of crises, designing internal and external communication plans and assigning individual responsibilities.  At the first sign of crisis, it specifies clear lines of communication and suggests a broad range of responses to different severity levels.  Since crises can evolve locally and/or globally, each local unit must prepare a funding contingency plan that details the amount of assistance or funding it might potentially need from the central unit during a crisis.  The contingency plan must be presented to the ALCO Committee at least twice a year in order to be reviewed and updated.  However, these plans must be updated more frequently if the need is suggested by market circumstances.

II.3) Monitoring and Governance of Financial Risks

The Board is the body in charge of the Bank's management. Its duties include defining the institution's strategic guidelines and supervising its risk management structure.

Risk management policies are established with the objective of identifying and analyzing the risks faced by the Bank, setting adequate limits and controls and monitoring risks and compliance with limits.  Risk management policies and structures are reviewed regularly in order to reflect changes in the Bank's activities.  The Bank, through its standards and procedures, aims to develop an appropriate control environment in which all employees understand their roles and responsibilities.

The Audit Committee supervises the way in which the Bank monitors and manages risk and compliance with the Bank’s risk management policies and procedures and checks that the risk management framework is appropriate for the risks faced by the Bank.  This committee is assisted by the Internal Audit Department in its supervisory role.  Internal Audit performs regular and special reviews of risk management controls and procedures, whose results are reported to the Audit Committee.

In accordance with the Bank's vision of governance, the Risk Division is responsible for identifying, analyzing, controlling and monitoring risk at the Bank and is comprised of the Financial Risk Division and the Operational Risk and Control Division. The Credit Risk Division is responsible for managing credit risk for the Corporate Banking, Treasury, Companies and Retail divisions.

The Treasury Division is charged with managing financial risk in the Bank's trading and banking books.  In the banking book, this consists of managing inflation, interest rate and liquidity risk in the Bank's balance sheet in order to maximize returns in compliance with corporate policies and current laws and regulations.  The trading book refers to the portfolio of financial instruments acquired to obtain short-term gains from increases in fair value arising from changes in the values of underlying variables. This book is responsible for managing currency risk for the entire balance sheet. Management of the Bank's funding structure is an important component of managing liquidity and interest rate risk within the banking book or balance sheet.

The Financial Risk Division is independent from the business areas and is responsible for controlling and measuring the Bank's financial risks (market and liquidity risk) as well as supplying the ALCO Committee with the limits for those risks, which are established in the respective policies.

The Bank's financial management is framed within the following policies:

•	Financial Risk Policy, which is comprised of the Liquidity Management Policy, the Market Risk Management Policy and the Valuation Policy.
•	Financial Investment Policy (referring to the Bank's current non-derivative financial instruments and their classification and management).
•	Derivative Policy (referring to the Bank's current derivative instruments and their classification and management).
Financial Risk Management Principles

•	Risk is monitored and controlled by parties independent from those managing risk, thus correctly aligning incentives.
•	Management efforts should be flexible, within the framework permitted by policies, rules and current regulations.
•	Senior management establishes the guidelines for risk appetite, and
•	Is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.
Financial Risk Management Committees

In order to guarantee the flexibility of management efforts and communication of risk levels to senior management, the following network of committees has been established:

Daily Commission: Meets daily to review financial conditions and the latest market movements. This committee reviews the relevance of positions on a daily basis in order to detect in advance any scenarios that could negatively impact returns and liquidity. It also monitors the performance of strategies used for each of the portfolios.

Market and Proprietary Trading Committee: Meets biweekly to analyze management of positions. This committee reviews local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.

ALM Committee: Meets biweekly to analyze management of structural interest rate and indexation risk in the banking book.

Liquidity and Market Committee: Meets biweekly to analyze management of funding liquidity risk.

Asset-Liability Committee (ALCO): Meets biweekly to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.

Board of Directors The Board of Directors is informed each quarter of the market and funding liquidity risk levels assumed by presenting established risk indexes, limit consumption and results of stress tests.

Instrument Strategy

Derivatives: The strategies that govern the use of derivatives are defined in the Derivative Policy, which states that derivatives can be classified as:

•	Held for Trading: This is used to classify derivatives entered into for trading and with customers and, therefore, they belong to the Trading Book.
•
Accounting hedges: This classification is for derivatives entered into to hedge any balance sheet item and, therefore, they belong to the Banking Book. Its framework of action is defined in the Accounting Hedge Policy.

Non-Derivative Financial Investments: The strategies that govern the use of these instruments are defined in the Investment Policy, which states that derivatives can be classified as:

•	Held for Trading: This is used to classify instruments acquired to obtain short-term gains from changes in market conditions that are part of the Trading Book.
•	Held to Maturity: These are investments that will be held to maturity.
•
Available for Sale: This portfolio is used to classify instruments that do not fall within the other categories.  This portfolio is part of the Banking Book and is used to manage the Bank's structural positions and liquidity.

CAPITAL REQUIREMENTS

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During 2016, the Bank has complied fully with all capital requirements.

The Bank maintains and actively manages core capital to cover the risks inherent to its business. The Bank's capital adequacy is monitored using, among other measures, indices and rules established by the SBIF.

In accordance with the General Banking Law, the Bank must maintain a minimum ratio of Regulatory Capital to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions.  For this purpose, Regulatory Capital is determined based on Capital and Reserves or Core Capital, adjusted by:

a.	Adding subordinated bonds limited to 50% of Core Capital and,

b.	Subtracting the asset balance of goodwill and unconsolidated investments in companies.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back each asset.  There are 5 risk categories (0%, 10%, 20%, 60% and 100%).  For example, cash, due from banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means that, in accordance with current standards, no capital is required to back these assets.  Property, plant and equipment have 100% risk, which means that minimum capital equivalent to 8% of the value of these assets is needed.
/**
All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or "credit equivalent").  For weighting purposes, “credit equivalent” also considers contingent loans not recorded in the Consolidated Statement of Financial Position.

As instructed in Chapter 12-1 "Equity for Legal and Regulatory Purposes" of the SBIF RAN, beginning in January 2010, a regulatory change was implemented that made effective Chapter B-3 of the Compendium of Accounting Standards and its subsequent amendments, which changed the risk exposures of contingent loans, passing from 100% to the percentages indicated below:

(*) Percentage amended by SBIF Ruling 3,604 dated March 29, 2016 (50% before this amendment). See Note 1 letter l).

As of year-end, the ratio of assets to risk-weighted assets is as follows:

(a)
Core capital is defined as the net amount that should be shown in the Consolidated Financial Statements as "equity attributable to equity holders of the Bank" as indicated in the Compendium of Accounting Standards.

(b)
Regulatory capital is equal to core capital plus subordinated bonds, additional provisions, and non-controlling interest as indicated in the Compendium of Accounting Standards; however, if that amount is greater than 20% of core capital, only the amount equivalent to that percentage will be added; goodwill is subtracted and if the sum of the assets corresponding to minority investments in subsidiaries other than banking support companies is greater than 5% of core capital, the amount that the sum exceeds that percentage will also be subtracted.

(c)	The consolidated core capital ratio is equal to core capital divided by total assets.

(d)	The consolidated solvency ratio is equal to the ratio of regulatory capital to weighted assets.

As of September 30, 2016, the Bank includes the following information within its management objectives, policies and processes:

•
In accordance with the SBIF's authorization of the business combination, it determined that the resulting bank (from April 1, 2016 onward) shall maintain regulatory capital of not less than 10% of its risk-weighted assets.

•
The shareholder agreement established “Optimum Regulatory Capital” for Itaú CorpBanca (Chilean Bank) or CorpBanca Colombia (Colombian Bank), as appropriate, (a) of the greater of (i) 120% of the minimum regulatory Capital Ratio required by applicable law in the respective country; and (ii) the average minimum regulatory Capital Ratio of the three largest private banks (excluding the Chilean Bank and/or the Colombian Bank (measured in terms of the assets of the Chilean Bank and/or the Colombian Bank (measured in terms of assets) in Chile or Colombia, as appropriate, in each case the last day of the most recent fiscal year multiplied by (b) the risk-weighted assets (which include the risk-weighted assets of the Subsidiaries that are consolidated for the purpose of calculating the minimum regulatory Capital Ratio in each country) of the Chilean Bank or the Colombian Bank, as appropriate, as of the date one year after the last day of the most recent fiscal year, presuming that the risk-weighted assets grow during that year at a rate equal to the Minimum Growth Rate.

•	The Bank, in consolidated terms (the owners of the Bank), has total equity of MCh$3,189,978 (MCh$792,503 in 2015).
In terms of regulatory ratios, the Bank closed the 2016 period with a ratio of core capital to total assets of 9.56% (8.11% in 2015), while the Basel Index (regulatory capital to total risk-weighted assets was 13.68% (11.87% in 2015).

OPERATIONAL RISK
(a) Definition
The Bank and its subsidiaries define operational risk as the possibility of losses resulting from failures, weaknesses or inadequacy of internal processes, staff, and systems or from external events. This definition includes legal risk but excludes strategic and reputation risk. Operational risk is recognized as a manageable risk and, therefore, the Bank has designated an area within its corporate structure that is in charge of this task.
(b) Structure
In line with its business strategy, Banco Itaú CorpBanca has assigned operational risk management to the Operational Risk Division, which acts according to an annual plan based on the strategic plan for the business areas, support areas and the Parent Company. This plan includes its own activities and others agreed with the Parent Company to comply with regulatory requirements. Time and available resources are distributed based on the organization's objectives and size. This Division reports to the Risk Division, which in turn reports to the Bank's Chief Executive Officer.
In the Bank's corporate governance structure, managing operational risk is of strategic importance to its business processes. Operational risk management is based on financial industry best practices, international standards (most importantly the Basel standards) and local standards, especially Chapter 1-13 of the SBIF regulations on operational risk management.
Banco Itaú CorpBanca has adopted a model with three lines of defense as the primary means of implementing its operational risk management, internal control and compliance structure, ensuring that corporate guidelines are followed. It establishes that the business and support areas (first line of defense) are responsible for managing risks related to their processes. To accomplish this, they must establish and maintain a risk management program that ensures effective controls. The risk management program calls for all relevant risk matters to be reported to higher levels and to the Operational Risk Committee. According to Bank policy, this operational risk management program is implemented at all personnel levels and for all types of products, activities, processes and systems. Business and support units are responsible for playing an active and primary role in identifying, measuring, controlling and monitoring these risks and for understanding and managing their risks in compliance with policies.
Our methodology consists of evaluating the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of those controls and identify potential weaknesses. This perspective considers, among other factors, the volume and complexity of activities and the potential impact of the related operational losses and the control environment. The stages and main activities of our methodology are:
1. Identifying risks:
a. Mapping processes.
b. Identifying risks and controls associated with processes, products, projects.
c. Identifying internal and external rules and regulations.
d. Recording operating losses.

2. Measuring and evaluating each risk identified:
a. Evaluating events.
b. Evaluating internal and external rules and regulations.
c. Walkthroughs and tests.
d. Classifying controls (SOX).
e. Evaluating business impacts of contingencies (BIA).
f. Corporate and regulatory self-assessment.

3. Mitigation and control:
a. Defining the risk response (WT, tests, action plans).
b. Mitigating and controlling crisis situations.
c. Monitoring the internal control environment.
d. Defining and implementing risk indicators
e. Monitoring indicators and controls.
f. Assisting with implementation of actions plans to mitigate audit comments and risk events.

4. Reporting:
a. Management reports to the Bank's senior management and committees.
b. Coordinating operational risk, IT security, continuity and crisis management committees.
c. Management reports to parent company.

(c)   Objectives

The main objectives of the Bank and its subsidiaries in managing operational risk are to:

•	Identify, evaluate, report, manage and monitor operational risk of activities, products and processes carried out or sold by the Bank and its subsidiaries;
•
Build a strong culture of operational risk management and internal controls with responsibilities clearly defined and duties properly segregated among business and support functions, whether developed internally or outsourced to third parties

•	Generate effective internal reports on matters related to operational risk management, with scaling;
•	Control the design and application of effective plans for facing contingencies that ensure business continuity and limit loss.
In terms of training and awareness, the Bank continues to reinforce a risk culture through classroom training sessions on operational risk, internal controls and external and internal fraud prevention; to carry out the yearly program "more security" for all associates and to provide orientation programs for new employees.
Lastly, it continues to apply the Sarbanes-Oxley (SOX) methodologies for its main products and processes, which is certified each year by an external consultant.

Note 26 -	Events After the Reporting Period

Itaú CorpBanca

a.- Acquisition of Shares by Controller

On October 26, 2016, Itaú Unibanco Holding S.A. ("Itaú Unibanco") through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired 10,908,002,836 shares of Itaú CorpBanca, at a price of MCh$60,040. This transaction was executed as contained in the Itaú Corpbanca shareholder agreement signed between Itaú Unibanco and Corp Group and related parties. As a result of this acquisition, Itaú Unibanco's ownership interest has increased from approximately 33.58% to approximately 35.71% (the interest held by Corp Group and its related parties was reduced from 33.13% to approximately 31.00%), with no modifications to the Bank's corporate governance.

The event described above does not involve any adjustments to the financial statements as of September 30, 2016.

Between January 1, 2013, and October 26, 2016, the date of issuance of these Consolidated Financial Statements, there have been no other events after the reporting period that could affect the presentation and/or results of the financial statements.

Juan Vargas Matta	Rogerio Braga
Chief Accountant	Interim Chief Executive Officer

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